Filed by Oaktree Specialty Lending Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income II, Inc.

Commission File No. 814-01281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2022 (September 14, 2022)

Oaktree Specialty Lending Corporation

(Exact name of registrant as specified in its charter)

Delaware	814-00755	26-1219283
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA	90071
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (213) 830-6300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	OCSL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 14, 2022, Oaktree Specialty Lending Corporation, a Delaware corporation (“OCSL”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oaktree Strategic Income II, Inc., a Delaware corporation (“OSI2”), Project Superior Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of OCSL (“Merger Sub”), and, solely for the limited purposes set forth therein, Oaktree Fund Advisors, LLC, a Delaware limited liability company and investment adviser to each of OSI2 and OCSL. The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into OSI2, with OSI2 continuing as the surviving company and as a wholly-owned subsidiary of OCSL (the “Merger”) and, immediately thereafter, OSI2 will merge with and into OCSL, with OCSL continuing as the surviving company (together with the Merger, the “Mergers”). The boards of directors of both OSI2 and OCSL, in each case, on the recommendation of a special committee (such company’s “Special Committee”) comprised solely of certain independent directors of OSI2 or OCSL, as applicable, have approved the Merger Agreement and the transactions contemplated thereby. The parties to the Merger Agreement intend the Mergers to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Merger Consideration

At the Effective Time, each share of common stock, par value $0.001 per share, of OSI2 (“OSI2 Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares owned by OCSL or any of its consolidated subsidiaries (the “Cancelled Shares”)) will be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of OCSL (“OCSL Common Stock”) equal to the Exchange Ratio (as defined below), plus any cash (without interest) in lieu of fractional shares.

As of a mutually agreed date no earlier than 48 hours (excluding Sundays and holidays) prior to the Effective Time (such date, the “Determination Date”), each of OSI2 and OCSL will deliver to the other a calculation of its net asset value (“NAV”) as of such date (such calculation with respect to OSI2, the “Closing OSI2 Net Asset Value” and such calculation with respect to OCSL, the “Closing OCSL Net Asset Value”), in each case using a pre-agreed set of assumptions, methodologies and adjustments. Based on such calculations, the parties will calculate the “OSI2 Per Share NAV”, which will be equal to (i) the Closing OSI2 Net Asset Value divided by (ii) the number of shares of OSI2 Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares), and the “OCSL Per Share NAV”, which will be equal to (A) the Closing OCSL Net Asset Value divided by (B) the number of shares of OCSL Common Stock issued and outstanding as of the Determination Date. The “Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the OSI2 Per Share NAV divided by (ii) the OCSL Per Share NAV.

OSI2 and OCSL will update and redeliver the Closing OSI2 Net Asset Value or the Closing OCSL Net Asset Value, respectively, in the event of a material change to such calculation between the Determination Date and the closing of the Mergers and if needed to ensure that the calculation is determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties by each of OSI2, OCSL and Oaktree Fund Advisors, LLC. The Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of OSI2’s and OCSL’s businesses during the period prior to the closing of the Mergers. OSI2 and OCSL have agreed to convene and hold stockholder meetings for the purpose of obtaining the approvals required of OSI2’s and OCSL’s stockholders, respectively, and have agreed that each of the OSI2 board of directors and OCSL board of directors will, subject to certain exceptions, recommend that OSI2 and OCSL stockholders, respectively, approve the applicable proposals.

The Merger Agreement provides that each of OSI2 and OCSL may not solicit proposals relating to alternative transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, the OSI2 board of directors may, subject to certain conditions and in some instances payment by the party submitting the superior proposal of a termination fee of approximately $9.8 million, change its recommendation to the stockholders of OSI2, terminate the Merger Agreement and enter into an agreement with respect to a superior proposal if the OSI2 Special Committee determines in its reasonable good faith judgment, after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with the OSI2’s directors exercise of their fiduciary duties under applicable law (taking into account, among other factors, any changes to the Merger Agreement proposed by OCSL). In addition, the OCSL board of directors may, subject to certain conditions and in some instances payment by the party submitting the superior proposal of a termination fee of approximately $37.9 million, change its recommendation to the stockholders of OCSL, terminate the Merger Agreement and enter into an agreement with respect to a superior proposal if the OCSL Special Committee determines in its reasonable good faith judgment, after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with the OCSL directors’ exercise of their fiduciary duties under applicable law (taking into account, among other factors, any changes to the Merger Agreement proposed by OSI2).

Conditions to the Mergers

Consummation of the Mergers, which is expected to occur in the second fiscal quarter of 2023, is subject to certain closing conditions, including (1) requisite approvals of OSI2’s and OCSL’s stockholders, (2) authorization of the shares of OCSL Common Stock to be issued as consideration in the Mergers for listing on the Nasdaq Global Select Market, (3) effectiveness of the registration statement for the OCSL Common Stock to be issued as consideration in the Mergers, (4) the absence of certain legal impediments to the consummation of the Mergers, (5) required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), (6) determinations of closing NAV in accordance with the terms of the Merger Agreement and (7) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement.

Termination

The Merger Agreement also contains certain termination rights in favor of OSI2 and OCSL, including if the Mergers are not completed on or before June 30, 2023 or if the requisite approvals of OSI2 or OCSL stockholders are not obtained. The Merger Agreement provides that, upon the termination of the Merger Agreement under certain circumstances, a third party acquiring OSI2 may be required to pay OCSL a termination fee of approximately $9.8 million. The Merger Agreement provides that, upon the termination of the Merger Agreement under certain circumstances, a third party acquiring OCSL may be required to pay OSI2 a termination fee of approximately $37.9 million.

General

The foregoing summary description of the Merger Agreement and the transactions contemplated thereby is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

The Merger Agreement has been filed as Exhibit 2.1 to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement (except as may be expressly set forth in the Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as

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characterizations of the actual state of facts or condition of any of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Merger Agreement.

Management Fee Waiver

In connection with entry into the Merger Agreement and subject to completion of the transactions contemplated thereby, Oaktree Fund Advisors, LLC has agreed to waive $9.0 million of base management fees payable to it under the amended and restated investment advisory agreement, dated as of March 19, 2021, between OCSL and Oaktree Fund Advisors, LLC (the “Investment Advisory Agreement”) as follows: $6.0 million at a rate of $1.5 million per quarter (with such amount appropriately prorated for any partial quarter) in the first year following closing of the Mergers and $3.0 million at a rate of $750,000 per quarter (with such amount appropriately prorated for any partial quarter) in the second year following closing of the Mergers.

Item 7.01.	Regulation FD Disclosure.

On September 15, 2022, OSI2 and OCSL issued a joint press release announcing entry into the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1.

On September 15, 2022, OCSL provided an investor presentation in connection with entry into the Merger Agreement. A copy of the investor presentation is furnished herewith as Exhibit 99.2.

The information disclosed under this Item 7.01, including Exhibits 99.1 and 99.2 hereto, is being “furnished” and is not deemed “filed” by OCSL for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01.	Other Events.

On September 14, 2022, ING Capital LLC, as administrative agent, notified OCSL that the administrative agent and certain lenders under the amended and restated senior secured credit facility, as amended, among OCSL, the lenders party thereto, ING Capital LLC, as administrative agent, ING Capital LLC, JPMorgan Chase Bank, N.A., BofA Securities, Inc. and MUFG Union Bank, N.A., as joint lead arrangers and joint bookrunners, and JPMorgan Chase Bank, N.A. and Bank of America, N.A., as syndication agents, consented to entry by OCSL into the Merger Agreement for purposes of the covenant under such facility restricting certain transactions with affiliates.

Forward-Looking Statements

Some of the statements in this Current Report on Form 8-K constitute forward-looking statements because they relate to future events, future performance or financial condition or the Mergers. The forward-looking statements may include statements as to: future operating results of OSI2 and OCSL and distribution projections; business prospects of OSI2 and OCSL and the prospects of their portfolio companies; and the impact of the investments that OSI2 and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this Current Report on Form 8-K involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OSI2 and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of OSI2 and OCSL or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OSI2’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OSI2’s and OCSL’s publicly disseminated documents and filings. OSI2 and OCSL have based the forward-looking statements included in this Current Report on Form 8-K on information available to them on the date hereof, and

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they assume no obligation to update any such forward-looking statements. Although OSI2 and OCSL undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OSI2 and OCSL in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OSI2 and OCSL plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and OCSL plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OCSL. The Joint Proxy Statement and the Registration Statement will each contain important information about OSI2, OCSL, the Mergers and related matters. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF OSI2 AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI2, OCSL, THE MERGERS AND RELATED MATTERS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com.

Participants in the Solicitation

OSI2, its directors, certain of its executive officers and certain employees and officers of Oaktree Fund Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OSI2 is set forth in its proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on January 20, 2022. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree Fund Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in its proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on January 20, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OSI2 and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report on Form 8-K is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OSI2, OCSL or in any fund or other investment vehicle managed by Oaktree Fund Advisors, LLC or any of its affiliates.

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Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

2.1*	Agreement and Plan of Merger among Oaktree Strategic Income II, Inc., Oaktree Specialty Lending Corporation, Project Superior Merger Sub, Inc. and Oaktree Fund Advisors LLC (for the limited purposes set forth therein), dated as of September 14, 2022.

99.1	Joint press release of Oaktree Strategic Income II, Inc. and Oaktree Specialty Lending Corporation, dated as of September 15, 2022.

99.2	Investor presentation of Oaktree Specialty Lending Corporation, dated as of September 15, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Exhibits and schedules to Exhibit 2.1 have been omitted in accordance with Item 601 of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE SPECIALTY LENDING CORPORATION

Date: September 15, 2022	By:	/s/ Christopher McKown
Name: Christopher McKown
Title: Chief Financial Officer and Treasurer

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

OAKTREE STRATEGIC INCOME II, INC.,

OAKTREE SPECIALTY LENDING CORPORATION,

PROJECT SUPERIOR MERGER SUB, INC.

and

OAKTREE FUND ADVISORS, LLC

(for the limited purposes set forth herein)

Dated as of September 14, 2022

i

3.10	OSI2 Information	15

3.11	Taxes and Tax Returns	16

3.12	Litigation	17

3.13	Employee Matters	18

3.14	Certain Contracts	18

3.15	Insurance Coverage	19

3.16	Intellectual Property	19

3.17	Real Property	20

3.18	Investment Assets	20

3.19	State Takeover Laws	20

3.20	Appraisal Rights	20

3.21	Valuation	20

3.22	Opinion of Financial Advisor	20

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF OCSL		21

4.1	Corporate Organization	21

4.2	Capitalization	21

4.3	Authority; No Violation	23

4.4	Governmental Consents	24

4.5	Reports	24

4.6	OCSL Financial Statements	25

4.7	Broker’s Fees	27

4.8	Absence of Changes or Events	28

4.9	Compliance with Applicable Law; Permits	28

4.10	OCSL Information	29

4.11	Taxes and Tax Returns	29

4.12	Litigation	31

4.13	Employee Matters	31

4.14	Certain Contracts	31

4.15	Insurance Coverage	33

4.16	Intellectual Property	33

4.17	Real Property	33

4.18	Investment Assets	33

4.19	State Takeover Laws	34

4.20	Valuation	34

4.21	Opinion of Financial Advisor	34

ARTICLE V REPRESENTATIONS AND WARRANTIES OF OFA		34

5.1	Organization	34

5.2	Authority; No Violation	34

5.3	Compliance with Applicable Law; Permits	35

5.4	Litigation	36

5.5	Valuation	36

5.6	OFA Information	37

5.7	Best Interests and No Dilution	37

5.8	Financial Resources	37

5.9	OCSL and OSI2 Representations and Warranties	37

5.10	Forbearances	37

ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS		37

6.1	Conduct of Businesses Prior to the Effective Time	37

6.2	OSI2 Forbearances	38

6.3	OCSL Forbearances	40

ARTICLE VII ADDITIONAL AGREEMENTS		42

7.1	Further Assurances	42

7.2	Regulatory Matters	43

7.3	Stockholder Approval	44

7.4	Nasdaq Listing	45

7.5	Indemnification; Directors’ and Officers’ Insurance	45

7.6	No Solicitation	47

7.7	OSI2 Takeover Proposals	48

7.8	OCSL Takeover Proposals	50

7.9	Access to Information	53

7.10	Publicity	53

7.11	Takeover Statutes and Provisions	53

7.12	Tax Matters	54

7.13	Stockholder Litigation	54

7.14	No Other Representations or Warranties	55

7.15	Merger of Surviving Company	55

7.16	Coordination of Dividends	55

ARTICLE VIII CONDITIONS PRECEDENT		55

8.1	Conditions to Each Party’s Obligations to Effect the Merger	55

8.2	Conditions to Obligations of OCSL and Merger Sub to Effect the Merger	56

8.3	Conditions to Obligations of OSI2 to Effect the Merger	58

8.4	Frustration of Closing Conditions	59

ARTICLE IX TERMINATION AND AMENDMENT		59

9.1	Termination	59

9.2	Termination Fee	61

9.3	Effect of Termination	63

9.4	Fees and Expenses	63

9.5	Amendment	63

9.6	Extension; Waiver	64

ARTICLE X CERTAIN DEFINITIONS		64

ARTICLE XI GENERAL PROVISIONS		72

11.1	Nonsurvival of Representations, Warranties and Agreements	72

11.2	Notices	72

11.3	Interpretation; Construction	74

11.4	Counterparts	74

11.5	Entire Agreement	74

11.6	Governing Law; Jurisdiction; Waiver of Jury Trial	74

11.7	Assignment; Third Party Beneficiaries	75

11.8	Specific Performance	75

11.9	Disclosure Schedule	76

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 14, 2022 (this “Agreement”), among Oaktree Strategic Income II, Inc., a Delaware corporation (“OSI2”), Oaktree Specialty Lending Corporation, a Delaware corporation (“OCSL”), Project Superior Merger Sub, Inc., a Delaware corporation and wholly-owned direct Consolidated Subsidiary of OCSL (“Merger Sub”), and, solely for the purposes of Section 2.6, Article V, Section 8.1(h) and Article XI, Oaktree Fund Advisors, LLC, a Delaware limited liability company (“OFA”).

RECITALS

WHEREAS, each of OSI2 and OCSL has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act, and OFA is the investment adviser to each of OSI2 and OCSL;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement Merger Sub shall merge with and into OSI2 (the “Merger”), with OSI2 as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, immediately following the Merger and the Terminations (as defined below), the Surviving Company shall merge with and into OCSL (the “Second Merger” and, together with the Merger, the “Mergers”), with OCSL as the surviving company in the Second Merger;

WHEREAS, the Board of Directors of OSI2 (the “OSI2 Board”), upon the recommendation of a committee of the OSI2 Board comprised solely of certain Independent Directors of OSI2 (the “OSI2 Special Committee”), has unanimously (i) determined that (x) this Agreement and the terms of the Mergers and the related Transactions are advisable and in the best interests of OSI2 and (y) the interests of OSI2’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved and declared advisable this Agreement and the Transactions, (iii) approved the other OSI2 Matters, (iv) directed that the adoption of this Agreement and approval of the other OSI2 Matters be submitted to OSI2’s stockholders at the OSI2 Stockholders Meeting and (v) resolved to recommend that the stockholders of OSI2 adopt this Agreement and approve the other OSI2 Matters;

WHEREAS, the Board of Directors of OCSL (the “OCSL Board”), upon the recommendation of a committee of the OCSL Board comprised solely of certain Independent Directors of OCSL (the “OCSL Special Committee”), has unanimously (i) determined that (x) this Agreement and the terms of the Mergers and the related Transactions are advisable and in the best interests of OCSL and (y) the interests of OCSL’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved and declared advisable this Agreement and the Transactions, (iii) approved the OCSL Matters, (iv) directed that the approval of the OCSL Matters be submitted to OCSL stockholders at the OCSL Stockholders Meeting and (v) resolved to recommend that the stockholders of OCSL approve the OCSL Matters;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that this Agreement and the terms of the Mergers and the Transactions are in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions and (iii) resolved to recommend the adoption of this Agreement by OCSL, in OCSL’s capacity as the sole stockholder of Merger Sub;

WHEREAS, the parties intend the Mergers to qualify for the Intended Tax Treatment, and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and other agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into OSI2, and the separate corporate existence of the Merger Sub shall cease. OSI2 shall be the surviving company in the Merger and shall continue its existence as a corporation under the Laws of the State of Delaware.

1.2 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place by mutual exchange of electronic signature pages, on the date that is one (1) Business Day after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless otherwise agreed in writing by the parties to this Agreement (the “Closing Date”).

1.3 Effective Time. The Merger shall become effective as set forth in the certificate of merger relating to the Merger (the “First Certificate of Merger”) that shall be filed with the Secretary of State of the State of Delaware (the “DE SOS”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as agreed by the parties and set forth in the First Certificate of Merger.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

1.5 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of OSI2, OCSL or Merger Sub or the holder of any of the following securities:

(a) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company, which shall constitute the only shares of common stock of the Surviving Company issued and outstanding immediately after the Effective Time.

(b) All shares of common stock, par value $0.001 per share, of OSI2 (the “OSI2 Common Stock”) issued and outstanding immediately prior to the Effective Time that are owned by OCSL or any of its Consolidated Subsidiaries (including Merger Sub) shall be cancelled and shall cease to exist and no shares of common stock, par value $0.01 per share, of OCSL (the “OCSL Common Stock”) or any other consideration shall be delivered in exchange therefor (such shares, the “Cancelled Shares”).

(c) Subject to Section 1.5(e), each share of OSI2 Common Stock issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive a number of shares of OCSL Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(d) All of the shares of OSI2 Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each such share of OSI2 Common Stock, all of which are in non-certificated book-entry form, shall thereafter represent only the right to receive the Merger Consideration, cash in lieu of fractional shares into which such shares of OSI2 Common Stock have been converted pursuant to Section 2.2 and any dividends or other distributions payable pursuant to Section 2.4(b).

(e) The Exchange Ratio shall be appropriately adjusted (to the extent not already taken into account in determining the Closing OSI2 Net Asset Value and/or the Closing OCSL Net Asset Value, as applicable) if, between the Determination Date and the Effective Time, the respective issued and outstanding shares of OCSL Common Stock or OSI2 Common Stock shall have been increased or decreased or changed into or exchanged for a different number or kind of shares or securities, in each case, as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, merger, issue tender or exchange offer, combination or exchange of shares or similar transaction, or if a stock dividend or dividend payable in any other securities or similar distribution shall be authorized and declared with a record date within such period (as permitted by this Agreement), in each case to provide the stockholders of OSI2 and OCSL the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Exchange Ratio. Nothing in this Section 1.5(e) shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

1.6 Effect on OCSL Common Stock. Each share of OCSL Common Stock outstanding immediately prior to the Effective Time shall remain outstanding.

1.7 Termination of Certain Contractual Obligations. Immediately after the Effective Time and immediately prior to the Second Merger, the OSI2 Advisory Agreement and the OSI2 Administration Agreement shall be automatically terminated and of no further force and effect (the “Terminations”).

1.8 The Second Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the DGCL, at the Second Effective Time, the Surviving Company shall merge with and into OCSL and the separate corporate existence of the Surviving Company shall cease. OCSL shall be the surviving company in the Second Merger and shall continue its existence as a corporation under the Laws of the State of Delaware. The Second Merger shall become effective as set forth in the certificate of merger relating to the Second Merger (the “Second Certificate of Merger”) that OCSL shall file with the DE SOS on the Closing Date (the “Second Effective Time”), it being understood that OCSL and the Surviving Company shall cause the Second Effective Time to occur immediately following the Terminations. At and after the Second Effective Time, the Second Merger shall have the effects set forth in the DGCL.

(b) Subject to the terms and conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of OCSL or the Surviving Company or the holder of any of the following securities, (i) each share of common stock of the Surviving Company issued and outstanding as of immediately prior to the Second Effective Time shall be cancelled and shall cease to exist, and no consideration shall be exchanged therefor; and (ii) each share of OCSL Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a share of OCSL Common Stock.

1.9 Certificate of Incorporation and Bylaws.

(a) The OSI2 Certificate shall be amended and restated in the form of the Certificate of Incorporation of Merger Sub as of the Effective Time, and the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Company as of the Effective Time, until thereafter amended in accordance with applicable Law and the respective terms of the Certificate of Incorporation and Bylaws of the Surviving Company, as applicable.

(b) At the Second Effective Time, the Certificate of Incorporation of OCSL as in effect immediately prior to the Second Effective Time shall be the Certificate of Incorporation of OCSL, as the surviving company of the Second Merger, as of the Second Effective Time, until thereafter amended in accordance with applicable Law and the terms of such Certificate of Incorporation. The Bylaws of OCSL as in effect immediately prior to the Second Effective Time shall be the Bylaws of OCSL, as the surviving company in the Second Merger, as of the Second Effective Time, until thereafter amended in accordance with applicable Law and the terms of such bylaws.

1.10 Directors and Officers. Subject to applicable Law, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal. Subject to applicable Law, the directors and officers of OCSL immediately prior to the Second Effective Time shall be the directors and officers of OCSL immediately after consummation of the Second Merger and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

ARTICLE II

MERGER CONSIDERATION

2.1 Delivery of Evidence of OCSL Common Stock. As soon as reasonably practicable after the Effective Time, OCSL shall deposit with the Paying and Exchange Agent evidence of book-entry shares representing OCSL Common Stock issued as Merger Consideration pursuant to Section 1.5(c).

2.2 Fractional Shares. Each holder of OSI2 Common Stock converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of OCSL Common Stock pursuant to Section 1.5(c) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of OCSL Common Stock multiplied by (ii) the volume-weighted average trading price of a share of OCSL Common Stock on the Nasdaq Global Select Market (“Nasdaq”) for the five (5) consecutive Trading Days ending on the third (3rd) Trading Day preceding the Closing Date (as reported by Bloomberg L.P. or its successor or, if not reported thereon, another authoritative source selected by OCSL that is reasonably acceptable to OSI2). For purposes of this Section 2.2, all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places.

2.3 Paying and Exchange Agent. Prior to the Effective Time, OCSL shall appoint OCSL’s transfer agent or other bank or trust company to act as exchange agent (the “Paying and Exchange Agent”) hereunder, pursuant to an agreement in a form reasonably acceptable to each of OCSL and OSI2. Following the Effective Time, OCSL shall deposit, or shall cause to be deposited, with the Paying and Exchange Agent cash sufficient to pay the aggregate cash for fractional shares in accordance with Section 2.2. Any cash deposited with the Paying and Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. To the extent that any amount in the Exchange Fund is below that required to make prompt payment of the payments contemplated by this Article II, OCSL shall promptly replace, restore or supplement cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying and Exchange Agent to make the payments contemplated by this Article II.

2.4 Delivery of Merger Consideration.

(a) Each holder of record of shares of OSI2 Common Stock (other than the Cancelled Shares) in book-entry form that were converted into the right to receive the Merger Consideration pursuant to Section 1.5(c) and any cash in lieu of fractional shares of OCSL Common Stock to be issued or paid in consideration therefor and any dividends and other distributions pursuant to Section 2.4(b), shall, promptly after the Effective Time, be entitled to receive the Merger Consideration, any cash in lieu of fractional shares of OCSL Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4(b).

(i) As promptly as reasonably practicable after the Effective Time (and in any event within five (5) Business Days thereafter), OCSL shall cause the Paying and Exchange Agent to mail to each holder of record of OSI2 Common Stock as of such time (i) a notice advising such holders of the effectiveness of the Mergers, (ii) a statement reflecting the number of whole shares of OCSL Common Stock, if any, that such holder received pursuant to Article I in the name of such record holder and (iii) a check in the amount (after giving effect to any required tax withholdings as provided in Section 2.8) of any cash in lieu of fractional shares.

(ii) Payment of the Merger Consideration, cash in lieu of fractional shares of OCSL Common Stock, if any, payable pursuant to this Article II, shall only be made to the Person in whose name such shares of OSI2 Common Stock in book-entry form are registered in the stock transfer books of OSI2 as of the Effective Time.

(b) Subject to the effect of applicable abandoned property, escheat or similar Laws, following the Effective Time, the record holder of shares (other than Cancelled Shares) of OSI2 Common Stock at the Effective Time shall be entitled to receive, without interest, the amount of dividends or other distributions which theretofore had become payable with respect to the whole shares of OCSL Common Stock which the shares of OSI2 Common Stock have been converted into the right to receive.

2.5 No Further Ownership Rights. All Merger Consideration, any cash in lieu of fractional shares of OCSL Common Stock paid by OCSL in accordance with the terms of Article I and Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to OSI2 Common Stock in respect of which such Merger Consideration or cash in lieu of fractional shares of OCSL Common Stock was paid. From and after the Effective Time, the stock transfer books of OSI2 shall be closed, and there shall be no further transfers on the stock transfer books of OSI2 of the shares of OSI2 Common Stock that were issued and outstanding immediately prior to the Effective Time.

2.6 Net Asset Value Calculation.

(a) OCSL shall deliver to OSI2 a calculation of the net asset value of OCSL as of a date mutually agreed between OCSL and OSI2, such date to be no earlier than 48 hours (excluding Sundays and holidays) prior to the Effective Time (such agreed date, the “Determination Date”), calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used in preparing the calculation of the net asset value per share of OCSL Common Stock (with an accrual for any dividend declared by OCSL and not yet paid) (the “Closing OCSL Net Asset Value”); provided that OCSL shall update the calculation of the Closing OCSL Net Asset Value in the event that there is a material change to the Closing OCSL Net Asset Value prior to the Closing (including any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing OCSL Net Asset Value is determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time; provided further that OFA shall certify in writing to OSI2, the calculation of the Closing OCSL Net Asset Value.

(b) OSI2 shall deliver to OCSL a calculation of the net asset value of OSI2 as of the Determination Date, calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used in preparing the calculation of the net asset value per share of OSI2 Common Stock (with an accrual for any dividend declared by OSI2 and not yet paid) (the “Closing OSI2 Net Asset Value”); provided that OSI2 shall update the calculation of the Closing OSI2 Net Asset Value in the event there is a material change to the Closing OSI2 Net Asset Value prior to the Closing (including any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing OSI2 Net Asset Value is determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time; provided further that OFA shall certify in writing to OCSL, the calculation of the Closing OSI2 Net Asset Value.

(c) In connection with preparing the calculations provided pursuant to this Section 2.6, each of OSI2 and OCSL will use the portfolio valuation methods approved by the OSI2 Board or the OCSL Board, as applicable, for valuing the securities and other assets of OSI2 or OCSL, as applicable, as of September 8, 2022, unless otherwise agreed by each of the OCSL Board and the OSI2 Board.

(d) OFA agrees to give each of OCSL and OSI2 and its respective Representatives, upon reasonable request, reasonable access to the individuals who have prepared each calculation provided pursuant to this Section 2.6 and to the information, books, records, work papers and back-up materials used or useful in preparing each such calculation, including any reports prepared by valuation agents, in order to assist such party with its review of such calculation so long as such individuals remain employed by OFA or its Affiliates.

2.7 Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to stockholders of OSI2 as of the first anniversary of the Effective Time may be paid to OCSL, upon OCSL’s written demand to the Paying and Exchange Agent. In such event, any former stockholders of OSI2 who have not theretofore complied with any applicable requirements to receive cash in lieu of fractional shares of OCSL Common Stock shall thereafter look only to OCSL with respect to such cash in lieu of fractional shares, without any interest thereon. Notwithstanding the foregoing, none of OCSL, OSI2, the Surviving Company, Merger Sub, the Paying and Exchange Agent or any other Person shall be liable to any former holder of shares of OSI2 Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

2.8 Withholding Rights. OCSL or the Paying and Exchange Agent, as applicable, shall be entitled to deduct and withhold from amounts payable pursuant to this Agreement to any holder of OSI2 Common Stock such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF OSI2

Except with respect to matters that have been Previously Disclosed, OSI2 hereby represents and warrants to OCSL and Merger Sub that:

3.1 Corporate Organization.

(a) OSI2 is a corporation duly incorporated and validly existing under the Laws of the State of Delaware and in good standing with the DE SOS. OSI2 has the requisite corporate power to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OSI2. OSI2 has duly elected to be regulated as a BDC, and such election has not been revoked or withdrawn and is in full force and effect.

(b) True, complete and correct copies of the Amended and Restated Certificate of Incorporation of OSI2, as amended (the “OSI2 Certificate”), and the Amended and Restated Bylaws of OSI2 (the “OSI2 Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by OSI2.

(c) Each Consolidated Subsidiary of OSI2 (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OSI2.

3.2 Capitalization.

(a) The authorized capital stock of OSI2 consists of (i) 250,000,000 shares of OSI2 Common Stock, of which 17,401,121 shares were outstanding as of the close of business on September 13, 2022 (the “OSI2 Capitalization Date”) and 100,000,000 shares of Preferred Stock, par value $0.001 per share, of which no shares were outstanding as of the OSI2 Capitalization Date. All of the issued and outstanding shares of OSI2 Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to OSI2 attaching to the ownership thereof. No Indebtedness having the right to vote on any matters on which stockholders of OSI2 may vote (“OSI2 Voting Debt”) is issued or outstanding. As of the OSI2 Capitalization Date, OSI2 does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (“Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any shares of OSI2 Common Stock, OSI2 Voting Debt or any other equity securities of OSI2 or any securities representing the right to purchase or otherwise receive any shares of OSI2 Common Stock, OSI2 Voting Debt or other equity securities of OSI2. There are no obligations of OSI2 or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of OSI2, OSI2 Voting Debt or any equity security of OSI2 or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, OSI2 Voting Debt or any other equity security of OSI2 or its Consolidated Subsidiaries or (ii) pursuant to which OSI2 or any of its Consolidated Subsidiaries is or could be required to register shares of OSI2’s capital stock or other securities under the Securities Act. All of the OSI2 Common Stock has been sold in compliance with applicable Law.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of OSI2 are owned by OSI2, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of OSI2 has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

3.3 Authority; No Violation.

(a) OSI2 has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the OSI2 Board. The OSI2 Board (on the recommendation of the OSI2 Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Mergers and the related Transactions are advisable and in the best interests of OSI2 and (B) the interests of OSI2’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved and declared advisable this Agreement and the Transactions, (iii) approved the other OSI2 Matters, (iv) directed that the adoption of this Agreement and approval of the other OSI2 Matters be submitted to OSI2’s stockholders for approval at a duly held meeting of such stockholders (the “OSI2 Stockholders Meeting”) and (v) resolved to recommend that the stockholders of OSI2 adopt this Agreement and approve the other OSI2 Matters. Except for receipt of the approval of at least a majority of the outstanding shares of OSI2 Common Stock entitled to vote thereon to approve the OSI2 Matters at a duly held meeting of OSI2 stockholders (the “OSI2 Requisite Vote”), the Merger and the other Transactions have been authorized by all necessary corporate action on the part of OSI2. This Agreement has been duly and validly executed and delivered by OSI2 and (assuming due authorization, execution and delivery by OCSL, Merger Sub and OFA) constitutes the valid and binding obligation of OSI2, enforceable against OSI2 in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Enforceability Exception”)).

(b) Neither the execution and delivery of this Agreement by OSI2, nor the consummation by OSI2 of the Transactions, nor performance of this Agreement by OSI2, will (i) violate any provision of the OSI2 Certificate or the OSI2 Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 3.3(a) and Section 3.4 are duly obtained and/or made, (A) violate any Law or Order applicable to OSI2 or any of its Consolidated Subsidiaries or (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of OSI2 or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which OSI2 or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole. Section 3.3(b) of the OSI2 Disclosure Schedule sets forth, to OSI2’s knowledge, any material consent fees payable to a third party in connection with the Merger.

3.4 Governmental Consents. Assuming the representations and warranties set forth in Section 4.4 are true and correct, no consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by OSI2 of the Merger and the other Transactions, except for (i) the filing with the SEC of a joint proxy statement/prospectus in definitive form relating to the OSI2 Stockholders Meeting and the OCSL Stockholders Meeting to be held in connection with this Agreement and the Transactions (the “Joint Proxy Statement/Prospectus”) and of a registration statement on Form N-14 or such other appropriate SEC form (the “Registration Statement”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the First Certificate of Merger with and the acceptance by the DE SOS, (iii) the filing of the Second Certificate of Merger with and the acceptance by the DE SOS, (iv) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) approval of listing of such OCSL Common Stock on the Nasdaq, (vi) the reporting of this Agreement on a Current Report on Form 8-K, (vii) such filings and approvals, if any, as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of OCSL Common Stock pursuant to this Agreement and (viii) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OSI2.

3.5 Reports.

(a) OSI2 has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file or furnish since January 1, 2019 (the “Applicable Date”) with or to the SEC (such forms, statements, certifications, reports and documents filed or furnished since the Applicable Date, including any amendments thereto, the “OSI2 SEC Reports”), except as would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries taken as a whole. To OSI2’s knowledge, no OSI2 SEC Report, at the time filed or furnished with or to the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. To OSI2’s knowledge, all OSI2 SEC Reports, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of OSI2 is required to make any filing with the SEC.

(b) Neither OSI2 nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to OSI2’s knowledge that, upon consummation of the Merger, would restrict in any material respect the conduct of the business of OSI2 or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has OSI2 or any of its Consolidated Subsidiaries been advised in writing or, to the knowledge of OSI2, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

(c) OSI2 has made available to OCSL all material correspondence with the SEC since the Applicable Date and, as of the date of this Agreement, to the knowledge of OSI2 (i) there are no unresolved comments from the SEC with respect to the OSI2 SEC Reports or any SEC examination of OSI2 and (ii) none of the OSI2 SEC Reports is subject to any ongoing review by the SEC.

3.6 OSI2 Financial Statements.

(a) The financial statements, including the related consolidated schedules of investments, of OSI2 and its Consolidated Subsidiaries included (or incorporated by reference) in the OSI2 SEC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in net assets and consolidated financial position of OSI2 and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) to OSI2’s knowledge, have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Ernst & Young LLP (“EY”) has not resigned, threatened resignation or been dismissed as OSI2’s independent public accountant as a result of or in connection with any disagreements with OSI2 on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (A) liabilities reflected or reserved against on the consolidated audited balance sheet of OSI2 as of September 30, 2021 included in the audited financial statements set forth in OSI2’s annual report on Form 10-K for the year ended September 30, 2021 (the “OSI2 Balance Sheet”), (B) liabilities incurred in the ordinary course of business since September 30, 2021, (C) liabilities incurred in connection with this Agreement and the Transactions, (D) liabilities otherwise disclosed in the OSI2 SEC Reports and (E) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OSI2, neither OSI2 nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the OSI2 Balance Sheet in accordance with GAAP.

(c) Neither OSI2 nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K).

(d) Since the Applicable Date, (i) neither OSI2 nor any of its Consolidated Subsidiaries nor, to the knowledge of OSI2, any director, officer, auditor, accountant or representative of OSI2 or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of OSI2 or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that OSI2 or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing OSI2 or any of its Consolidated Subsidiaries has reported evidence of a material violation of securities laws, breach of duty or similar violation by OSI2 or any of its directors, officers or agents to the OSI2 Board or any committee thereof or to any director or officer of OSI2.

(e) To OSI2’s knowledge, since the Applicable Date, EY, which has expressed its opinion with respect to the financial statements of OSI2 and its Consolidated Subsidiaries included in the OSI2 SEC Reports (including the related notes), has been (i) “independent” with respect to OSI2 and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(f) The principal executive officer and principal financial officer of OSI2 have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC (collectively, the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct, and OSI2 is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

(g) OSI2 has in all material respects:

(i) designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by OSI2 in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to OSI2’s management as appropriate to allow timely decisions regarding required disclosure and to allow OSI2’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii) designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) OSI2’s management, with the participation of OSI2’s principal executive and financial officers, has completed an assessment of the effectiveness of OSI2’s internal controls over financial reporting for the fiscal year ended September 30, 2021 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that OSI2 maintained, in all material respects, effective internal control over financial reporting as of September 30, 2021, using the framework specified in OSI2’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021;

(iii) (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the OSI2 Board (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of OSI2’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for OSI2’s auditors any material weaknesses in internal controls; and

(iv) provided to OCSL true, complete and correct copies of any of the foregoing disclosures to its auditors or the audit committee of the OSI2 Board that have been made in writing from the Applicable Date through the date hereof, and will promptly provide to OCSL true, complete and correct copies of any such disclosures that are made after the date hereof.

(h) The fair value of OSI2’s investments as of June 30, 2022 (i) was determined in accordance with Accounting Standards Codification, “Fair Value Measurements and Disclosures (Topic 820)”, issued by the Financial Accounting Standards Board (“ASC Topic 820”) and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, after due inquiry, by the OSI2 Board.

(i) To OSI2’s knowledge, there is no fraud or suspected fraud affecting OSI2 involving management of OSI2 or employees of OFA or any of its Affiliates who have significant roles in OSI2’s internal control over financial reporting.

3.7 Broker’s Fees. Neither OSI2 nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions, other than to KBW pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to OCSL.

3.8 Absence of Changes or Events. Since September 30, 2021 and through the date of this Agreement, (i) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the business of OSI2 and its Consolidated Subsidiaries has been conducted in the ordinary course of business, (ii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OSI2 and (iii) there has not been any material action that, if it had been taken after the date hereof, would have required the consent of OCSL under Section 6.1 or 6.2.

3.9 Compliance with Applicable Law; Permits.

(a) Each of OSI2 and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OSI2. OSI2 has not received any written or, to OSI2’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole.

(b) OSI2 is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OSI2.

(c) OSI2 has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for OSI2, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the OSI2 Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole.

(d) Each of OSI2 and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit OSI2 and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole. OSI2 has not received any written or, to OSI2’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole.

(e) No “affiliated person” (as defined under the Investment Company Act) of OSI2 has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the knowledge of OSI2, threatened that would result in any such disqualification.

(f) The minute books and other similar records of OSI2 maintained since the Applicable Date contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of OSI2, the OSI2 Board and any committees of the OSI2 Board.

3.10 OSI2 Information. None of the information supplied or to be supplied by OSI2 for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of OSI2 or stockholders of OCSL or at the time of the OSI2 Stockholders Meeting or the OCSL Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by OSI2 with respect to information supplied by OCSL, Merger Sub or OFA for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

3.11 Taxes and Tax Returns.

(a) OSI2 and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. No material Tax Return of OSI2 or any Consolidated Subsidiary has been examined by the Internal Revenue Service (the “IRS”) or other relevant taxing authority. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon OSI2 or any of its Consolidated Subsidiaries for which OSI2 does not have reserves that are adequate under GAAP. Neither OSI2 nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among OSI2 and its Consolidated Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither OSI2 nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither OSI2 nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by OSI2 or any of its Consolidated Subsidiaries. Neither OSI2 nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). If OSI2 or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(b) OSI2 made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”). OSI2 has qualified as a RIC at all times since the beginning of its taxable year ending September 30, 2018 and expects to continue to so qualify through the Effective Time. No challenge to OSI2’s status as a RIC is pending or has been threatened orally or in writing. For each taxable year of OSI2 ending on or before the Effective Time, OSI2 has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code and all dividends (as defined in Section 316 of the Code) paid by OSI2 in any taxable year for which the applicable statute of limitations remains open shall have been deductible pursuant to the dividends paid deduction under Section 562 of the Code (assuming for these purposes that any Tax Dividend declared by OSI2 after the date of this Agreement has been timely paid).

(c) Prior to the Effective Time, OSI2 shall have declared and paid a Tax Dividend with respect to all taxable years ended prior to the Effective Time. Prior to the Determination Date, OSI2 shall have declared a Tax Dividend with respect to the final taxable year ending with its complete liquidation.

(d) OSI2 and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(e) OSI2 is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(f) OSI2 has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(g) Section 3.11(g) of the OSI2 Disclosure Schedule lists each asset the disposition of which would be subject to the rules similar to Section 1374 of the Code as prescribed in IRS Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-7 and the amount of “net unrealized built-in gain” (within the meaning of Section 1374(d) of the Code) on each such asset. Other than such assets listed in Section 3.11(g) of the OSI2 Disclosure Schedule, OSI2 is not now and will not be subject to corporate-level income taxation on the sale, transfer or other disposition of its assets currently held as a result of the application of Section 337(d) of the Code or the Treasury Regulations promulgated thereunder.

(h) No claim has been made in writing by a taxing authority in a jurisdiction where OSI2 or any of its Consolidated Subsidiaries does not file Tax Returns that OSI2 or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(i) Neither OSI2 nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.

(j) Neither OSI2 nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(k) Neither OSI2 nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than OSI2 and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(l) Neither OSI2 nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is OSI2 or any of its Consolidated Subsidiaries).

(m) There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of OSI2 or any of its Consolidated Subsidiaries.

3.12 Litigation. As of the date of this Agreement, there are no material Proceedings pending or, to OSI2’s knowledge, threatened against OSI2 or any of its Consolidated Subsidiaries. As of the date of this Agreement, there is no Order binding upon OSI2 or any of its Consolidated Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole.

3.13 Employee Matters. Neither OSI2 nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, profit sharing, fringe benefit, health, medical or other similar plan, program or agreement (collectively, “Employee Benefit Plans”).

3.14 Certain Contracts.

(a) OSI2 has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to OCSL of, all Contracts (collectively, the “OSI2 Material Contracts”) to which, as of the date hereof, OSI2 or any of its Consolidated Subsidiaries is a party, or by which OSI2 or any of its Consolidated Subsidiaries may be bound, or, to the knowledge of OSI2, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:

(i) any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or that is material to OSI2 or its financial condition or results of operations;

(ii) any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of OSI2 or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred, or any guarantee by OSI2 or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $500,000;

(iii) any Contract that creates future payment obligations in excess of $250,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 60 days or less, or any Contract that creates or would create a Lien on any asset of OSI2 or its Consolidated Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole);

(iv) any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to OSI2 and its Consolidated Subsidiaries, taken as a whole;

(v) any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of OSI2 and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that OSI2 and its Consolidated Subsidiaries conducts or may conduct;

(vi) any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) involving value in excess of $250,000 (individually or together with all related Contracts) as to which there are any ongoing obligations or that was entered into on or after the Applicable Date other than Contracts entered into in the ordinary course of business with respect to investments set forth in the OSI2 SEC Reports;

(vii) any Contract that obligates OSI2 or any of its Consolidated Subsidiaries to conduct any business that is material to OSI2 and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party, or upon consummation of the Merger, will obligate OCSL, the Surviving Company or any of their Consolidated Subsidiaries to conduct business with any third-party on an exclusive basis; or

(viii) any Contract with a Governmental Entity.

(b) Each OSI2 Material Contract is (x) valid and binding on OSI2 or its applicable Consolidated Subsidiary and, to OSI2’s knowledge, each other party thereto, (y) enforceable against OSI2 or its applicable Consolidated Subsidiary in accordance with its terms (subject to the Enforceability Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole. The OSI2 Advisory Agreement has been approved by the OSI2 Board and stockholders of OSI2 in accordance with Section 15 of the Investment Company Act. Neither OSI2 nor any of its Consolidated Subsidiaries nor, to OSI2’s knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any OSI2 Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OSI2. No OSI2 Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole. As of the date of this Agreement, no event has occurred with respect to OSI2 or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any OSI2 Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole.

3.15 Insurance Coverage. All material insurance policies maintained by OSI2 or any of its Consolidated Subsidiaries and that name OSI2 or any of its Consolidated Subsidiaries as an insured (each, a “OSI2 Insurance Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each OSI2 Insurance Policy have been paid. Neither OSI2 nor any of its Consolidated Subsidiaries has received written notice of cancellation of any OSI2 Insurance Policy.

3.16 Intellectual Property. OSI2 and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all patents, patent applications, patent rights, trademarks, trademark applications, trademark rights, trade names, trade name rights, service marks, service mark applications, service mark rights, copyrights, computer programs and other proprietary intellectual property rights (collectively, “Intellectual Property Rights”) that are material to the conduct of the business of OSI2 and its Consolidated Subsidiaries taken as a whole (hereinafter, “OSI2 Intellectual Property Rights”), except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OSI2. No claims are pending for which OSI2 has received written notice or, to the knowledge of OSI2, threatened (i) that OSI2 or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any OSI2 Intellectual Property Right is invalid or unenforceable. To the knowledge of OSI2, no Person is infringing, misappropriating or using without authorization the rights of OSI2 or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to be material to OSI2 and its Consolidated Subsidiaries, taken as a whole.

3.17 Real Property. Neither OSI2 nor any of its Consolidated Subsidiaries owns or leases any real property.

3.18 Investment Assets. Each of OSI2 and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of OSI2 or its Consolidated Subsidiaries set forth in Section 3.18 of the OSI2 Disclosure Schedule and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of June 30, 2022, the value of investments owned by OSI2 that are “qualifying investments” for purposes of Section 55(a) of the Investment Company Act was greater than 70% of the value of OSI2’s total assets (other than assets described in Section 55(a)(7) of the Investment Company Act).

3.19 State Takeover Laws. No restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such laws, “Takeover Statutes”) are applicable to this Agreement, the Mergers or the other Transactions.

3.20 Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of OSI2 Common Stock in connection with the Transactions.

3.21 Valuation. Except as may be mutually agreed by the parties, the value of each investment asset owned by OSI2 that is used in connection with the computations made by OSI2 pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures set forth in OSI2’s compliance policies and procedures and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by OSI2 other than investment assets that are used in connection with the computations made by OSI2 pursuant to Section 2.6 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, all valuations made by third-party valuation agents for such purposes will be made only by valuation agents that have been approved by the OSI2 Board as of or prior to the date hereof.

3.22 Opinion of Financial Advisor. The OSI2 Board and the OSI2 Special Committee have received the opinion of KBW, financial advisor to the OSI2 Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of OSI2 Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF OCSL

Except with respect to matters that have been Previously Disclosed, OCSL hereby represents and warrants to OSI2 that:

4.1 Corporate Organization.

(a) OCSL is a corporation duly incorporated and validly existing under the Laws of the State of Delaware and in good standing with the DE SOS and Merger Sub is a corporation duly incorporated and validly existing under the Laws of the State of Delaware and in good standing with the DE SOS. Each of OCSL and Merger Sub has the requisite corporate power to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OCSL. OCSL has duly elected to be regulated as a BDC, and such election has not been revoked or withdrawn and is in full force and effect.

(b) True, complete and correct copies of the Restated Certificate of Incorporation of OCSL, as corrected and amended (the “OCSL Certificate”), and the Fourth Amended and Restated Bylaws of OCSL (the “OCSL Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by OCSL.

(c) Each Consolidated Subsidiary of OCSL (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OCSL.

4.2 Capitalization.

(a) The authorized capital stock of OCSL consists of (i) 250,000,000 shares of OCSL Common Stock, of which 183,374,250 shares were outstanding as of the close of business on September 13, 2022 (the “OCSL Capitalization Date”). All of the issued and outstanding shares of OCSL Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to OCSL attaching to the ownership thereof. All of the shares of OCSL Common Stock constituting the

Merger Consideration will be, when issued pursuant to the terms of the Merger, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to OCSL attaching to the ownership thereof. No Indebtedness having the right to vote on any matters on which stockholders of OCSL may vote (“OCSL Voting Debt”) is issued or outstanding. As of the OCSL Capitalization Date, except pursuant to OCSL’s amended and restated dividend reinvestment plan, OCSL does not have and is not bound by any Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of OCSL Common Stock, OCSL Voting Debt or any other equity securities of OCSL or any securities representing the right to purchase or otherwise receive any shares of OCSL Common Stock, OCSL Voting Debt or other equity securities of OCSL. There are no obligations of OCSL or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of OCSL, OCSL Voting Debt or any equity security of OCSL or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, OCSL Voting Debt or any other equity security of OCSL or its Consolidated Subsidiaries or (ii) pursuant to which OCSL or any of its Consolidated Subsidiaries is or could be required to register shares of OCSL capital stock or other securities under the Securities Act. All OCSL Common Stock has been sold in compliance with applicable Law.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of OCSL are owned by OCSL, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of OCSL has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

(c) With respect to OCSL SLF JV I:

(i) to OCSL’s knowledge, OCSL SLF JV I is a limited liability company duly organized and validly existing under the Laws of the State of Delaware;

(ii) all of the issued and outstanding equity ownership interests of OCSL SLF JV I owned by OCSL are owned free and clear of any Liens;

(iii) OCSL is in compliance with all applicable Laws with respect to its ownership interest in OCSL SLF JV I, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OCSL; and

(iv) there are no material Proceedings pending or, to OCSL’s knowledge, threatened against OCSL with respect to its ownership interest in OCSL SLF JV I.

(d) With respect to OCSI Glick JV:

(i) to OCSL’s knowledge, OCSI Glick JV is a limited liability company duly organized and validly existing under the Laws of the State of Delaware;

(ii) all of the issued and outstanding equity ownership interests of OCSI Glick JV owned by OCSL are owned free and clear of any Liens;

(iii) OCSL is in compliance with all applicable Laws with respect to its ownership interest in OCSI Glick JV, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OCSL; and

(iv) there are no material Proceedings pending or, to OCSL’s knowledge, threatened against OCSL with respect to its ownership interest in OCSI Glick JV.

4.3 Authority; No Violation.

(a) Each of OCSL and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the OCSL Board and the board of directors of Merger Sub. The OCSL Board (on the recommendation of the OCSL Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Mergers and the related Transactions are advisable and in the best interests of OCSL and (B) the interests of OCSL’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved and declared advisable this Agreement and the Transactions, (iii) approved the OCSL Matters, (iv) directed that the approval of the OCSL Matters be submitted to OCSL’s stockholders for approval at a duly held meeting of such stockholders (the “OCSL Stockholders Meeting”) and (v) resolved to recommend that the stockholders of OCSL approve the OCSL Matters. The Board of Directors of Merger Sub has unanimously determined that this Agreement and the terms of the Mergers and the Transactions are advisable and in the best interests of Merger Sub and its sole stockholder, approved and declared advisable this Agreement and the Transactions and resolved to recommend the adoption of this Agreement by the OCSL Board, in OCSL’s capacity as the sole stockholder of Merger Sub. Except for receipt of the approval of at least a majority of the shares of OCSL Common Stock represented and voting to approve the OCSL Matters at the OCSL Stockholders Meeting (the “OCSL Requisite Vote”), and the adoption of this Agreement by OCSL, as the sole stockholder of Merger Sub (which adoption shall occur promptly following the execution of this Agreement), the Mergers and the Transactions have been authorized by all necessary corporate action on the part of OCSL and Merger Sub. This Agreement has been duly and validly executed and delivered by OCSL and Merger Sub and (assuming due authorization, execution and delivery by OSI2 and OFA) constitutes the valid and binding obligation of each of OCSL and Merger Sub, enforceable against each of OCSL and Merger Sub in accordance with its terms (except as may be limited by the Enforceability Exception).

(b) Neither the execution and delivery of this Agreement by OCSL or Merger Sub, nor the consummation by OCSL or Merger Sub of the Transactions, nor performance of this Agreement by OCSL or Merger Sub, will (i) violate any provision of the OCSL Certificate, OCSL Bylaws or the Bylaws or Certificate of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 4.3(a) and Section 4.4 are duly obtained and/or made, (A) violate any Law or Order applicable to OCSL or any of its Consolidated Subsidiaries or (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of OCSL or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which OCSL or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries, taken as a whole. Section 4.3(b) of the OCSL Disclosure Schedule sets forth, to OCSL’s knowledge, any material consent fees payable to a third party in connection with the Merger.

4.4 Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by OCSL or Merger Sub of the Merger and the other Transactions, except for (i) the filing with the SEC of the Joint Proxy Statement/Prospectus and the Registration Statement in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the First Certificate of Merger with and the acceptance for record by the DE SOS, (iii) the filing of the Second Certificate of Merger with and the acceptance for record by the DE SOS, (iv) any notices or filings under the HSR Act, (v) approval of listing of such OCSL Common Stock on the Nasdaq, (vi) the reporting of this Agreement on a Current Report on Form 8-K, (vii) such filings and approvals, if any, as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of OCSL Common Stock pursuant to this Agreement and (viii) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OCSL.

4.5 Reports.

(a) OCSL has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file or furnish since the Applicable Date with or to the SEC (such forms, statements, certifications, reports and documents filed or furnished since the Applicable Date, including any amendments thereto, the “OCSL SEC Reports”), except as would not, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries taken as a whole. To OCSL’s knowledge, no OCSL SEC Report, at the time filed or furnished with or to the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. To OCSL’s knowledge, all OCSL SEC Reports, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of OCSL is required to make any filing with the SEC.

(b) Neither OCSL nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to OCSL’s knowledge that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of OCSL or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has OCSL or any of its Consolidated Subsidiaries been advised in writing or, to the knowledge of OCSL, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

(c) OCSL has made available to OSI2 all material correspondence with the SEC since the Applicable Date and, as of the date of this Agreement, to the knowledge of OCSL, (i) there are no unresolved comments from the SEC with respect to the OCSL SEC Reports or any SEC examination of OCSL and (ii) none of the OCSL SEC Reports is subject to any ongoing review by the SEC.

4.6 OCSL Financial Statements.

(a) The financial statements, including the related consolidated schedules of investments, of OCSL and its Consolidated Subsidiaries included (or incorporated by reference) in the OCSL SEC Reports (including the related notes, where applicable): (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in net assets and consolidated financial position of OCSL and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) to OCSL’s knowledge, have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. EY has not resigned, threatened resignation or been dismissed as OCSL’s independent public accountant as a result of or in connection with any disagreements with OCSL on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (A) liabilities reflected or reserved against on the consolidated audited balance sheet of OCSL as of September 30, 2021 included in the audited financial statements set forth in OCSL’s annual report on Form 10-K for the year ended September 30, 2021 (the “OCSL Balance Sheet”), (B) liabilities incurred in the ordinary course of business since September 30, 2021, (C) liabilities incurred in connection with this Agreement and the Transactions, (D) liabilities otherwise disclosed in the OCSL SEC Reports and (E) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OCSL, neither OCSL nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the OCSL Balance Sheet in accordance with GAAP.

(c) Neither OCSL nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K).

(d) Since the Applicable Date, (i) neither OCSL nor any of its Consolidated Subsidiaries nor, to the knowledge of OCSL, any director, officer, auditor, accountant or representative of OCSL or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of OCSL or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that OCSL or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing OCSL or any of its Consolidated Subsidiaries has reported evidence of a material violation of securities laws, breach of duty or similar violation by OCSL or any of its directors, officers or agents to the OCSL Board or any committee thereof or to any director or officer of OCSL.

(e) To OCSL’s knowledge, since the Applicable Date, EY, which has expressed its opinion with respect to the financial statements of OCSL and its Consolidated Subsidiaries included in the OCSL SEC Reports (including the related notes), has been (i) “independent” with respect to OCSL and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(f) The principal executive officer and principal financial officer of OCSL have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and OCSL is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

(g) OCSL has in all material respects:

(i) designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by OCSL in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to OCSL’s management as appropriate to allow timely decisions regarding required disclosure and to allow OCSL’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii) designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) OCSL’s management, with the participation of OCSL’s principal executive and financial officers, has completed an assessment of the effectiveness of OCSL’s internal controls over financial reporting for the fiscal year ended September 30, 2021 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that OCSL maintained, in all material respects, effective internal control over financial reporting as of September 30, 2021, using the framework specified in OCSL’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021;

(iii) (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the OCSL Board (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of OCSL’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for OCSL’s auditors any material weaknesses in internal controls; and

(iv) provided to OSI2 true, complete and correct copies of any of the foregoing disclosures to its auditors or the audit committee of the OCSL Board that have been made in writing from the Applicable Date through the date hereof, and will promptly provide to OSI2 true, complete and correct copies of any such disclosures that are made after the date hereof.

(h) The fair value of OCSL’s investments as of June 30, 2022 (i) was determined in accordance with ASC Topic 820 and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, after due inquiry, by the OCSL Board.

(i) To OCSL’s knowledge, there is no fraud or suspected fraud affecting OCSL involving management of OCSL or employees of OFA or any of its Affiliates who have significant roles in OCSL’s internal control over financial reporting.

4.7 Broker’s Fees. Neither OCSL nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions, other than to Houlihan pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to OSI2.

4.8 Absence of Changes or Events. Since September 30, 2021 and through the date of this Agreement, (i) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of OCSL and its Consolidated Subsidiaries has been conducted in the ordinary course of business, (ii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OCSL and (iii) there has not been any material action that, if it had been taken after the date hereof, would have required the consent of OSI2 under Section 6.1 or 6.3.

4.9 Compliance with Applicable Law; Permits.

(a) Each of OCSL and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OCSL. OCSL has not received any written or, to OCSL’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries, taken as a whole. OCSL has operated in compliance with all listing standards of the Nasdaq since the Applicable Date other than as would not, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries, taken as a whole.

(b) OCSL is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OCSL.

(c) OCSL has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for OCSL, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the OCSL Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries, taken as a whole.

(d) Each of OCSL and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit OCSL and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries, taken as a whole. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries, taken as a whole. OCSL has not received any written or, to OCSL’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries, taken as a whole.

(e) No “affiliated person” (as defined under the Investment Company Act) of OCSL has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the knowledge of OCSL, threatened that would result in any such disqualification.

(f) The minute books and other similar records of OCSL maintained since the Applicable Date contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of OCSL, the OCSL Board and any committees of the OCSL Board.

4.10 OCSL Information. None of the information supplied or to be supplied by OCSL for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of OSI2 or stockholders of OCSL or at the time of the OSI2 Stockholders Meeting or the OCSL Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by OCSL with respect to information supplied by OSI2 or OFA for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

4.11 Taxes and Tax Returns.

(a) OCSL and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. No material Tax Return of OCSL or any Consolidated Subsidiary has been examined by the IRS or other relevant taxing authority. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon OCSL or any of its Consolidated Subsidiaries for which OCSL does not have reserves that are adequate under GAAP. Neither OCSL nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among OCSL and its Consolidated Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither OCSL nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither OCSL nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by OCSL or any of its Consolidated Subsidiaries. Neither OCSL nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). If OCSL or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(b) OCSL made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. OCSL has qualified as a RIC at all times since the beginning of its taxable year ending September 30, 2008 and expects to continue to so qualify through the Effective Time. No challenge to OCSL’s status as a RIC is pending or has been threatened orally or in writing. For each taxable year of OCSL ending on or before the Effective Time, OCSL has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code and all dividends (as defined in Section 316 of the Code) paid by OCSL in any taxable year for which the applicable statute of limitations remains open shall have been deductible pursuant to the dividends paid deduction under Section 562 of the Code.

(c) Merger Sub is a newly formed entity created for the purpose of undertaking the Merger. Prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

(d) OCSL and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(e) OCSL is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(f) OCSL has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(g) Section 4.11(g) of the OCSL Disclosure Schedule lists each asset the disposition of which would be subject to rules similar to Section 1374 of the Code as prescribed in IRS Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-7 and the amount of “net unrealized built-in gain” (within the meaning of Section 1374(d) of the Code) on each such asset. Other than such assets listed in Section 4.11(g) of the OCSL Disclosure Schedule, OCSL is not now and will not be subject to corporate-level income taxation on the sale, transfer or other disposition of its assets currently held as a result of the application of Section 337(d) of the Code or the Treasury Regulations promulgated thereunder.

(h) No claim has been made in writing by a taxing authority in a jurisdiction where OCSL or any of its Consolidated Subsidiaries does not file Tax Returns that OCSL or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(i) Neither OCSL nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.

(j) Neither OCSL nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(k) Neither OCSL nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than OCSL and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(l) Neither OCSL nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is OCSL or any of its Consolidated Subsidiaries).

(m) There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of OCSL or any of its Consolidated Subsidiaries.

4.12 Litigation. As of the date of this Agreement, there are no material Proceedings pending or, to OCSL’s knowledge, threatened against OCSL or any of its Consolidated Subsidiaries. As of the date of this Agreement, there is no Order binding upon OCSL or any of its Consolidated Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries, taken as a whole.

4.13 Employee Matters. Neither OCSL nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any Employee Benefit Plans.

4.14 Certain Contracts.

(a) OCSL has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to OSI2 of, all Contracts (collectively, the “OCSL Material Contracts”) to which, as of the date hereof, OCSL or any of its Consolidated Subsidiaries is a party, or by which OCSL or any of its Consolidated Subsidiaries may be bound, or, to the knowledge of OCSL, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:

(i) any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or that is material to OCSL or its financial condition or results of operations;

(ii) any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of OCSL or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred, or any guarantee by OCSL or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $500,000;

(iii) any Contract that creates future payment obligations in excess of $250,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 60 days or less, or any Contract that creates or would create a Lien on any asset of OCSL or its Consolidated Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries, taken as a whole);

(iv) any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to OCSL and its Consolidated Subsidiaries, taken as a whole;

(v) any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of OCSL and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that OCSL and its Consolidated Subsidiaries conducts or may conduct;

(vi) any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) involving value in excess of $250,000 (individually or together with all related Contracts) as to which there are any ongoing obligations or that was entered into on or after the Applicable Date other than Contracts entered into in the ordinary course of business with respect to investments set forth in the OCSL SEC Reports;

(vii) any Contract that obligates OCSL or any of its Consolidated Subsidiaries to conduct any business that is material to OCSL and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party; or

(viii) any Contract with a Governmental Entity.

(b) Each OCSL Material Contract is (x) valid and binding on OCSL and, to OCSL’s knowledge, each other party thereto, (y) enforceable in accordance with its terms (subject to the Enforceability Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to OCSL. The investment advisory agreement between OCSL and OFA in effect as of the date of this Agreement has been approved by the OCSL Board and stockholders of OCSL in accordance with Section 15 of the Investment Company Act. Neither OCSL nor any of its Consolidated

Subsidiaries nor, to OCSL’s knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any OCSL Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OCSL. No OCSL Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to OCSL. As of the date of this Agreement, no event has occurred with respect to OCSL that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any OCSL Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to OCSL.

4.15 Insurance Coverage. All material insurance policies maintained by OCSL or any of its Consolidated Subsidiaries and that name OCSL or any of its Consolidated Subsidiaries as an insured (each, a “OCSL Insurance Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each OCSL Insurance Policy have been paid. Neither OCSL nor any of its Consolidated Subsidiaries has received written notice of cancellation of any OCSL Insurance Policy.

4.16 Intellectual Property. OCSL and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all Intellectual Property Rights that are material to the conduct of the business of OCSL and its Consolidated Subsidiaries taken as a whole (hereinafter, “OCSL Intellectual Property Rights”), except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OCSL. No claims are pending for which OCSL has received written notice or, to the knowledge of OCSL, threatened (i) that OCSL or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any OCSL Intellectual Property Right is invalid or unenforceable. To the knowledge of OCSL, no Person is infringing, misappropriating or using without authorization the rights of OCSL or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to be material to OCSL and its Consolidated Subsidiaries, taken as a whole.

4.17 Real Property. Neither OCSL nor any of its Consolidated Subsidiaries owns or leases any real property.

4.18 Investment Assets. Each of OCSL and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of OCSL or its Consolidated Subsidiaries set forth in Section 4.18 of the OCSL Disclosure Schedule and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of June 30, 2022, the value of investments owned by OCSL that are “qualifying investments” for purposes of Section 55(a) of the Investment Company Act was greater than 70% of the value of OCSL’s total assets (other than assets described in Section 55(a)(7) of the Investment Company Act).

4.19 State Takeover Laws. No restrictions on “business combinations” set forth in any Takeover Statutes are applicable to this Agreement, the Mergers or the other Transactions.

4.20 Valuation. Except as may be mutually agreed by the parties, the value of each investment asset owned by OCSL that is used in connection with the computations made by OCSL pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures set forth in OCSL’s compliance policies and procedures and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by OCSL other than investment assets that are used in connection with the computations made by OCSL pursuant to Section 2.6 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, all valuations made by third-party valuation agents for such purposes will be made only by valuation agents that have been approved by the OCSL Board as of or prior to the date hereof.

4.21 Opinion of Financial Advisor. The OCSL Board and the OCSL Special Committee have received the opinion of Houlihan, financial advisor to the OCSL Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to OCSL.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF OFA

Except with respect to matters set forth in the OFA Disclosure Schedule, OFA hereby represents and warrants to OSI2 and OCSL that:

5.1 Organization. OFA is a limited liability company organized and validly existing under the Laws of the State of Delaware and in good standing with the DE SOS. OFA has the requisite limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business as a foreign limited liability company in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to prevent OFA from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to OCSL or OSI2.

5.2 Authority; No Violation.

(a) OFA has all requisite limited liability company power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the managers of OFA. This Agreement has been duly and validly executed and delivered by OFA and (assuming due authorization, execution and delivery by OSI2, OCSL and Merger Sub) constitutes the valid and binding obligation of OFA, enforceable against OFA in accordance with its terms (except as may be limited by the Enforceability Exception).

(b) Neither the execution and delivery of this Agreement by OFA, nor the consummation of the Transactions, nor performance of this Agreement by OFA, will (i) violate any provision of the certificate of formation of OFA or the limited liability company agreement of OFA or (ii) (A) violate any Law or Order applicable to OFA or (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of OFA under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which OFA is a party or by which its properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to prevent OFA from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to OCSL or OSI2.

(c) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the execution, delivery or performance of this Agreement by OFA, except for any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to prevent OFA from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to OFA.

5.3 Compliance with Applicable Law; Permits.

(a) OFA is, and at all times since May 4, 2020 has been, duly registered as an investment adviser under the Investment Advisers Act.

(b) OFA is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to OFA. OFA has not received any written or, to OFA’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be prevent OFA from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to OCSL or OSI2.

(c) OFA holds and is in compliance with all Permits required in order to permit OFA to own or lease its properties and assets and to conduct its business under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to prevent OFA from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to OCSL or OSI2. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to prevent OFA from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to OCSL or OSI2. OFA has not received any written or, to OFA’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to prevent OFA from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to OCSL or OSI2.

(d) OFA has implemented written policies and procedures as required by Rule 206(4)-7 under the Investment Advisers Act (complete and correct copies of which have been made available to OSI2 and OCSL) and, during the period prior to the date of this Agreement that OFA has been the investment adviser to OCSL or OSI2, OFA has been in compliance with such policies and procedures, except where the failures to adopt such policies and procedures or to be in compliance would not, individually or in the aggregate, be material to OCSL and its Consolidated Subsidiaries, taken as a whole, or OSI2 and its Consolidated Subsidiaries, taken as a whole.

(e) During the period prior to the date of this Agreement that it has been the investment adviser to OCSL or OSI2, there has been no material adverse change in the operations, affairs or regulatory status of OFA.

5.4 Litigation. There are no Proceedings pending or, to OFA’s knowledge, threatened against OFA, except as would not reasonably be expected to prevent OFA from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to OCSL or OSI2. There is no Order binding upon OFA other than such Orders as would not, individually or in the aggregate, reasonably be expected to prevent OFA from timely performing its material obligations under this Agreement or have a Material Adverse Effect with respect to OCSL or OSI2.

5.5 Valuation. Except as may be mutually agreed by the parties, the value of each investment asset owned by OSI2 that is used in connection with the computations made by OFA on behalf of OSI2 pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures approved and set forth in OSI2’s compliance policies and procedures and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by OSI2 other than investment assets that are used in connection with the computations made by OFA on behalf of OSI2 pursuant to Section 2.6 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, the value of each investment asset owned by OCSL that is used in connection with the computations made by OFA on behalf of OCSL pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures approved set forth in OCSL’s compliance policies and procedures and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to

Section 2.6 for purposes of this Agreement, and the value of all assets owned by OCSL other than investment assets that are used in connection with the computations made by OFA on behalf of OCSL pursuant to Section 2.6 will be determined in accordance with GAAP. The Closing OSI2 Net Asset Value presented by OFA to the OSI2 Board will reflect OFA’s determination (as valuation designee under Rule 2a-5 under the Investment Company Act) of the fair value of any portfolio securities of OSI2 for which market quotations are not readily available. The Closing OCSL Net Asset Value presented by OFA to the OCSL Board will reflect OFA’s determination (as valuation designee under Rule 2a-5 under the Investment Company Act) of the fair value of any portfolio securities of OCSL for which market quotations are not readily available.

5.6 OFA Information. None of the information supplied or to be supplied by OFA for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of OSI2 or stockholders of OCSL or at the time of the OSI2 Stockholders Meeting or the OCSL Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, and in the case of the Joint Proxy Statement/Prospectus in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by OFA with respect to information supplied by OSI2, OCSL or Merger Sub for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

5.7 Best Interests and No Dilution. OFA believes that (i) participation in the Mergers is in the best interests of each of OSI2 and OCSL and (ii) the interests of existing stockholders of OSI2 and OCSL will not be diluted as a result of the Mergers.

5.8 Financial Resources. OFA has the financial resources available to it necessary for the performance of its services and obligations as contemplated in the Registration Statement and the Joint Proxy Statement/Prospectus and under this Agreement.

5.9 OCSL and OSI2 Representations and Warranties. To the knowledge of OFA, as of the date hereof, the representations and warranties made by OCSI in Article III and the representations and warranties made by OCSL in Article IV are true and correct in all material respects.

5.10 Forbearances. The forbearances set forth in Section 6.2 and Section 6.3 hereof are not overtly onerous on the conduct of the business of OSI2 or OCSL, respectively, in the ordinary course of business consistent with past practice.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law or a

Governmental Entity, as required or expressly permitted by this Agreement or with the prior written consent of the other parties hereto (including the consent of the OCSL Special Committee, in the case of OCSL, and the consent of the OSI2 Special Committee, in the case of OSI2), which prior written consent shall not be unreasonably delayed, conditioned or withheld, each of OCSL and OSI2 shall, and shall cause each of its respective Consolidated Subsidiaries to, (a) conduct its business in the ordinary course of business and consistent with past practice and each of OSI2’s and OCSL’s investment objectives and policies as publicly disclosed, respectively, and (b) use reasonable best efforts to maintain and preserve intact its business organization and existing business relationships.

6.2 OSI2 Forbearances. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law or a Governmental Entity, as required or expressly permitted by this Agreement or as set forth in the OSI2 Disclosure Schedule, and acting in a manner consistent with Section 6.1, OSI2 shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the OCSL Special Committee (which prior written consent shall not be unreasonably delayed, conditioned or withheld):

(a) Issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any OSI2 Voting Debt or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities.

(b) (i) Make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular quarterly cash distributions payable on a quarterly basis (“Quarterly Dividends”), (B) a Tax Dividend, (C) dividends payable by any direct or indirect wholly owned Consolidated Subsidiary of OSI2 to OSI2 or another direct or indirect wholly owned Consolidated Subsidiary of OSI2 or (D) the authorization and payment of any dividend or distribution necessary for such party to maintain its qualification as a RIC or to avoid the imposition of any income or excise tax, as reasonably determined by such party, (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock.

(c) Sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for (i) sales, transfers, leases, mortgages, encumbrances or other dispositions in the ordinary course of business, or (ii) encumbrances required to secure Permitted Indebtedness of OSI2 or any of its Consolidated Subsidiaries.

(d) Acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business.

(e) Amend the OSI2 Certificate, the OSI2 Bylaws or other governing documents or similar governing documents of any of its Consolidated Subsidiaries.

(f) Implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements.

(g) Take any action or knowingly fail to take any action that would, or would reasonably be expected to (i) materially delay or materially impede the ability of the parties to consummate the Transactions or (ii) prevent the Mergers from qualifying for the Intended Tax Treatment; provided, however, that the foregoing shall not preclude OSI2 from declaring or paying any Tax Dividend on or before the Closing Date.

(h) Incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for (i) draw-downs with respect to any Previously Disclosed financing arrangements existing as of the date of this Agreement and obligations to fund commitments to portfolio companies entered into in the ordinary course of business and (ii) Permitted Indebtedness.

(i) Make or agree to make any new capital expenditure other than obligations to fund commitments to portfolio companies entered into in the ordinary course of business.

(j) File or amend any material Tax Return other than in the ordinary course of business consistent with past practice; make, change or revoke any Tax election; or settle or compromise any material Tax liability or refund.

(k) Take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause OSI2 to fail to qualify or not be subject to tax as a RIC.

(l) Enter into any new line of business (it being understood that this prohibition does not apply to any portfolio companies in which OSI2 or any of its Consolidated Subsidiaries has made a debt or equity investment that is, would or should be reflected in OSI2’s schedule of investments included in its quarterly or annual periodic reports that are filed with the SEC).

(m) Other than in the ordinary course of business consistent with past practice or as permitted by Section 6.2(h), enter into any Contract that would otherwise constitute an OSI2 Material Contract had it been entered into prior to the date of this Agreement.

(n) Other than in the ordinary course of business, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any OSI2 Material Contract (other than any OSI2 Material Contract related to Permitted Indebtedness).

(o) Settle any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice and OSI2’s investment objectives and policies as publicly disclosed, in an amount not in excess of $250,000 in the aggregate (after reduction by any insurance proceeds actually received); (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after the Effective Time, OCSL, the Surviving Company or any of their Consolidated Subsidiaries and (iii) would not admit liability, guilt or fault.

(p) Except as otherwise expressly contemplated by this Agreement, merge or consolidate OSI2 or any of its Consolidated Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction with any Person, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of OSI2 or any of its Consolidated Subsidiaries.

(q) Agree to take, make any commitment to take, or adopt any resolutions of the OSI2 Board authorizing, any of the actions prohibited by this Section 6.2.

6.3 OCSL Forbearances. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law or a Governmental Entity, as required or expressly permitted by this Agreement or as set forth in the OCSL Disclosure Schedule, and acting in a manner consistent with Section 6.1, OCSL shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the OSI2 Special Committee (which prior written consent shall not be unreasonably delayed, conditioned or withheld):

(a) Other than pursuant to OCSL’s dividend reinvestment plan as in effect as of the date of this Agreement, issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any OCSL Voting Debt or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities.

(b) (i) Make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular quarterly cash distributions payable on a quarterly basis, (B) the authorization and payment of any dividend or distribution necessary for OCSL to maintain its qualification as a RIC or avoid the imposition of any income or excise tax, as reasonably determined by OCSL or (C) dividends payable by any direct or indirect wholly owned Consolidated Subsidiary of OCSL to OCSL or another direct or indirect wholly owned Consolidated Subsidiary of OCSL; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock.

(c) Sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for (i) sales, transfers, leases, mortgages, encumbrances or other dispositions in the ordinary course of business, or (ii) encumbrances required to secure Permitted Indebtedness of OCSL or any of its Consolidated Subsidiaries.

(d) Acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business.

(e) Amend the OCSL Certificate, the OCSL Bylaws or other governing documents or similar governing documents of any of its Consolidated Subsidiaries.

(f) Implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements.

(g) Take any action or knowingly fail to take any action that would, or would reasonably be expected to (i) materially delay or materially impede the ability of the parties to consummate the Transactions or (ii) prevent the Mergers from qualifying for the Intended Tax Treatment.

(h) Incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for (i) draw-downs with respect to any Previously Disclosed financing arrangements existing as of the date of this Agreement and obligations to fund commitments to portfolio companies entered into in the ordinary course of business and (ii) Permitted Indebtedness.

(i) Make or agree to make any new capital expenditure other than obligations to fund commitments to portfolio companies entered into in the ordinary course of business.

(j) File or amend any material Tax Return other than in the ordinary course of business consistent with past practice; make, change or revoke any Tax election; or settle or compromise any material Tax liability or refund.

(k) Take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause OCSL to fail to qualify or not be subject to tax as a RIC.

(l) Enter into any new line of business (it being understood that this prohibition does not apply to any portfolio companies in which OCSL or any of its Consolidated Subsidiaries has made a debt or equity investment that is, would or should be reflected in OCSL’s schedule of investments included in its quarterly or annual periodic reports that are filed with the SEC).

(m) Other than in the ordinary course of business or as permitted by Section 6.3(h), enter into any Contract that would otherwise constitute an OCSL Material Contract had it been entered into prior to the date of this Agreement.

(n) Other than in the ordinary course of business, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any OCSL Material Contract (other than any OCSL Material Contract related to Permitted Indebtedness).

(o) Settle any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice and OCSL’s investment objectives and policies as publicly disclosed, in an amount not in excess of $250,000 in the aggregate (after reduction by any insurance proceeds actually received); (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after the Effective Time, the Surviving Company or any of its Consolidated Subsidiaries and (iii) would not admit liability, guilt or fault.

(p) Except as otherwise expressly contemplated by this Agreement, merge or consolidate OCSL or any of its Consolidated Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction with any Person, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of OCSL or any of its Consolidated Subsidiaries.

(q) Agree to take, make any commitment to take, or adopt any resolutions of the OCSL Board authorizing, any of the actions prohibited by this Section 6.3.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Further Assurances.

(a) Subject to the right of OSI2 to take any action that constitutes an OSI2 Adverse Recommendation Change as expressly permitted pursuant to Section 7.7, and the right of OCSL to take any action that constitutes an OCSL Adverse Recommendation Change as expressly permitted pursuant to Section 7.8, the parties shall cooperate with each other and use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits of all Governmental Entities and all permits, consents, approvals, confirmations and authorizations of all third parties, in each case, that are necessary or advisable, to consummate the Transactions (including the Mergers) in the most expeditious manner practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities.

In furtherance (but not in limitation) of the foregoing, each of OCSL and OSI2 shall as promptly as practicable file any required applications, notices or other filings under the HSR Act. Subject to applicable Law, OSI2 and OCSL shall have the right to review in advance, and, to the extent practicable, each shall consult the other on all the information relating to OSI2 or OCSL, as the case may be, and any of their respective Consolidated Subsidiaries, that appear in any filing made with, or written materials submitted to, any third-party or any Governmental Entity in connection with the Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all Permits, consents, approvals and authorizations of all third parties and Permits of all Governmental Entities necessary or advisable to consummate the Transactions and each party will keep the other reasonably apprised of the status of matters relating to completion of the Transactions. OCSL, on the one hand, and OSI2, on the other hand, shall each, in connection with the efforts referenced in this Section 7.1(a) to obtain all requisite Permits for the Transactions under the HSR Act, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry; (ii) keep the other party informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), or any other Governmental Entity and (iii) subject to applicable Law, permit the other party to review, in advance, any written communication given by it to or received from, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, or any other Governmental Entity, and to the extent permitted by the FTC, the DOJ, or other applicable Governmental Entity, give the other party the opportunity to attend and participate in such meetings and conferences subject to applicable Law.

(b) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require either OCSL and its Consolidated Subsidiaries or OSI2 and its Consolidated Subsidiaries to make payments or provide other consideration for the repayment, restructuring or amendment of terms of indebtedness in connection with the Transactions (including the Mergers), other than any consent fees set forth in Section 3.3(b) of the OSI2 Disclosure Schedule and Section 4.3(b) of the OCSL Disclosure Schedule.

7.2 Regulatory Matters.

(a) OCSL and OSI2 shall as promptly as practicable jointly prepare and file with the SEC the Registration Statement. OCSL shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Mergers. OSI2 and OCSL shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be promptly mailed to their respective stockholders upon such effectiveness and shall also use their respective reasonable best efforts to obtain any necessary state securities law or “blue sky” permits and approvals required to carry out the Transactions, if any. OSI2 shall use reasonable best efforts to furnish all information concerning OSI2 and the holders of OSI2 Common Stock as may be reasonably requested by OCSL in connection with any such actions.

(b) Each of OCSL and OSI2 shall cooperate with the other in the preparation of the Registration Statement and shall furnish to the other all information reasonably requested as may be reasonably necessary or advisable in connection with the Registration Statement or any other filing or application made by or on behalf of OCSL, OSI2 or any of their respective Consolidated Subsidiaries to any Governmental Entity in connection with the Mergers and the other Transactions. Prior to the Effective Time, each party hereto shall promptly notify the other party (i) upon becoming aware of any event or circumstance that is required to be described in an amendment to the Registration Statement or in a supplement to the Joint Proxy Statement/Prospectus and (ii) after the receipt by it of any comments of the SEC with respect to the Joint Proxy Statement/Prospectus or the Registration Statement.

(c) Subject to applicable Law, each of OCSL and OSI2 shall promptly advise the other upon receiving any communication from any Governmental Entity, the consent or approval of which is required for consummation of the Transactions, that causes such party to believe that there is a reasonable likelihood that any Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed or conditioned.

7.3 Stockholder Approval.

(a) As of the date of this Agreement, the OSI2 Board has adopted resolutions approving the OSI2 Matters, including the Merger, on the terms and conditions set forth in this Agreement, declaring the Merger advisable, and directing that the OSI2 Matters, including the Merger, be submitted to OSI2’s stockholders for their consideration, with the recommendation that the OSI2 stockholders approve the same. Notwithstanding anything to the contrary in Section 7.7, unless the OSI2 Board has withdrawn the OSI2 Recommendation in compliance with Section 7.7, OSI2 shall submit to its stockholders the OSI2 Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions. In furtherance of that obligation, OSI2 shall take, in accordance with applicable Law and the OSI2 Certificate and the OSI2 Bylaws, all actions necessary to send a notice as promptly as practicable (but in no event later than 5 Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene the OSI2 Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon approval of the OSI2 Matters including the Merger, on the terms and conditions set forth in this Agreement as well as any other such matters. The record date for the OSI2 Stockholders Meeting shall be determined in prior consultation with OCSL. Unless the OSI2 Board has withdrawn the OSI2 Recommendation in compliance with Section 7.7, OSI2 shall use reasonable best efforts to obtain from OSI2’s stockholders the vote required to approve the OSI2 Matters, on the terms and conditions set forth in this Agreement, including, subject to Section 7.7, by providing to OSI2’s stockholders the OSI2 Board’s recommendation of the OSI2 Matters and including such recommendation in the Joint Proxy Statement/Prospectus and by, at the request of OCSL, postponing or adjourning the OSI2 Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that OSI2 shall not postpone or adjourn the OSI2 Stockholders Meeting for any other reason without the prior written consent of OCSL (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Without limiting the generality of the foregoing, OSI2’s obligations pursuant to this Section 7.3(a) (including its obligation to submit to its stockholders the OSI2 Matters and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to OSI2, its Representatives or its stockholders of any Takeover Proposal (including any OSI2 Superior Proposal), (ii) OSI2 effecting a Takeover Approval or delivering a Notice of an OSI2 Superior Proposal or (iii) an OSI2 Adverse Recommendation Change.

(b) As of the date of this Agreement, the OCSL Board has adopted resolutions approving the OCSL Matters on the terms and conditions set forth in this Agreement, and directing that the OCSL Matters be submitted to OCSL’s stockholders for their consideration, with the recommendation that the OCSL stockholders approve the same. Notwithstanding anything to the contrary in Section 7.8, unless the OCSL Board has withdrawn the OCSL

Recommendation in compliance with Section 7.8, OCSL shall submit to its stockholders the OCSL Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions. In furtherance of that obligation, OCSL shall take, in accordance with applicable Law and the OCSL Certificate and the OCSL Bylaws, all actions necessary to send a notice as promptly as practicable (but in no event later than 5 Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene the OCSL Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon approval of the OCSL Matters including the issuance of shares of OCSL Common Stock as Merger Consideration, on the terms and conditions set forth in this Agreement as well as any other such matters. The record date for the OCSL Stockholders Meeting shall be determined in prior consultation OSI2. Unless the OCSL Board has withdrawn the OCSL Recommendation in compliance with Section 7.8, OCSL shall use reasonable best efforts to obtain from OCSL’s stockholders the OCSL Requisite Vote to approve the OCSL Matters, on terms and conditions set forth in this Agreement, including, subject to Section 7.8, providing to OCSL’s stockholders the OCSL Board’s recommendation of the approval of the OCSL Matters and including such recommendation in the Joint Proxy Statement/Prospectus and by, at the request of OSI2, postponing or adjourning the OCSL Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that OCSL shall not postpone or adjourn the OCSL Stockholders Meeting for any other reason without the prior written consent of OSI2 (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Without limiting the generality of the foregoing, OCSL’s obligations pursuant to this Section 7.3(b) (including its obligation to submit to its stockholders the OCSL Matters and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to OCSL, its Representatives or its stockholders of any Takeover Proposal (including any OCSL Superior Proposal), (ii) OCSL effecting a Takeover Approval or delivering a Notice of an OCSL Superior Proposal or (iii) an OCSL Adverse Recommendation Change.

7.4 Nasdaq Listing. OCSL shall use reasonable best efforts to cause the shares of OCSL Common Stock to be issued as Merger Consideration under this Agreement to be approved for listing on the Nasdaq, subject to official notice of issuance, at or prior to the Effective Time.

7.5 Indemnification; Directors’ and Officers’ Insurance.

(a) Following the Effective Time, OCSL shall, to the fullest extent permitted under applicable Law, defend and hold harmless and advance expenses to the present and former directors and officers of OSI2 or any of its Consolidated Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees actually incurred, reasonable experts’ fees, reasonable travel expenses, court costs, transcript fees and telecommunications, postage and courier charges), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any Proceeding arising out of actions or omissions occurring at or prior to the Effective Time (including the Transactions). In the event of any such Indemnified Liabilities, (i) OCSL shall advance to such Indemnified Party, upon request, reimbursement of documented expenses reasonably and actually incurred to the fullest extent permitted under applicable Law provided that the Person to whom expenses are advanced, or someone on his or her behalf, provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and complies with other applicable provisions imposed under the Investment Company Act and interpretations thereof by the SEC or its staff and (ii) OCSL and the applicable Indemnified Parties shall cooperate in the defense of such matter.

(b) Unless (1) OCSL shall have amended its existing directors’ and officers’ insurance policies to include coverage for claims arising from acts of OSI2’s directors and officers with respect to matters existing or occurring at or prior to the Effective Time; provided that OCSL will maintain its directors’ and officers’ insurance policies as amended pursuant to this subpart (1) for a period of at least six years from and after the Effective Time with coverage and amounts not less than, and terms and conditions that are not materially less advantageous to the insureds as, OSI2’s Current D&O Insurance (as defined below) or (2) OCSL and OSI2 shall otherwise agree, prior to the Effective Time, OSI2 shall, and, if OSI2 is unable to, OCSL shall, cause the Surviving Company or its successor, effective as of the Effective Time, to obtain and fully pay the premium for a “tail” insurance policy for the extension of the directors’ and officers’ liability coverage of OSI2’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) with coverage and amounts not less than, and terms and conditions that are not materially less advantageous to the insureds as, OSI2’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (the “Current D&O Insurance”). If OSI2 and the Surviving Company or its successor for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Company or its successor shall, and OCSL shall cause the Surviving Company or its successor to, continue to maintain in effect for the Tail Period the Current D&O Insurance in place as of the date of this Agreement with coverage and amounts not less than, and terms and conditions that are not materially less advantageous to the insureds as, provided in the Current D&O Insurance, or the Surviving Company or its successor shall, and OCSL shall cause the Surviving Company or its successor to, purchase comparable insurance for the Tail Period; provided, that in no event shall the annual cost of such insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by OSI2 for such purpose; provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Company or its successor shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) Any Indemnified Party wishing to claim indemnification under Section 7.5(a), upon learning of any Proceeding described above, shall promptly notify OCSL in writing; provided, that the failure to so notify shall not affect the obligations of OCSL under Section 7.5(a) unless OCSL is materially prejudiced as a consequence.

(d) If OCSL or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each such case, OCSL shall cause proper provision to be made so that the successors and assigns of OCSL shall assume the obligations set forth in this Section 7.5.

(e) The provisions of this Section 7.5 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

7.6 No Solicitation.

(a) Each of OSI2 and OCSL shall, and shall cause its respective Affiliates, Consolidated Subsidiaries, and its and each of their respective officers, directors, trustees, managers, employees, consultants, financial advisors, attorneys, accountants and other advisors, representatives and agents (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to, or that are intended to or could reasonably be expected to lead to, a Takeover Proposal, and demand the immediate return or destruction (which destruction shall be certified in writing to OSI2 or OCSL, as applicable) of all confidential information previously furnished to any Person (other than OSI2, OCSL or their respective Affiliates or Representatives) with respect to any Takeover Proposal. Prior to the Effective Time, subject to Section 7.7 in the case of OSI2 and Section 7.8 in the case of OCSL, each of OSI2 and OCSL shall not, and shall cause its respective Affiliates, Consolidated Subsidiaries and its and their respective Representatives not to: (i) directly or indirectly solicit, initiate, induce, encourage or take any other action (including by providing information) designed to, or which could reasonably be expected to, facilitate any inquiries or the making or submission or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to any Takeover Proposal; (ii) approve, publicly endorse or recommend or enter into any agreement, arrangement, discussions or understandings with respect to any Takeover Proposal (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) or enter into any Contract or understanding (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) requiring it to abandon, terminate or fail to consummate, or that is intended to or that could reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger or any other Transaction; (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than OCSL, OSI2 or their respective Affiliates or Representatives) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal; (iv) publicly propose or publicly announce an intention to take any of the foregoing actions; or (v) grant any (x) approval pursuant to any Takeover Statute to any Person (other than OCSL, OSI2 or their respective Affiliates) or with respect to any transaction (other than the Transactions) or (y) unless required by applicable fiduciary duties, waiver or release under any standstill or any similar agreement with respect to equity securities of OSI2 or OCSL; provided, however, that notwithstanding the foregoing, each party (A) may inform Persons of the provisions contained in this Section 7.6, and (B) shall be permitted to grant a waiver of, or terminate, any “standstill” or similar obligation of any third party with respect to equity securities of OCSL or OSI2 in order to allow such third party to confidentially submit a Takeover Proposal.

(b) Each of OSI2 and OCSL shall as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify the other party in writing of any request for information or any Takeover Proposal and the terms and conditions of such request, Takeover Proposal or inquiry (including the identity of the Person (or group of Persons) making such request, Takeover Proposal or inquiry) and (ii) provide to the other party copies of any written materials received by OSI2 or OCSL or their respective Representatives in connection with any of the foregoing, and the identity of the Person (or group of Persons) making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of OSI2 and OCSL agrees that it shall keep the other party informed on a reasonably current basis of the status and the material terms and conditions (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep the other party informed on a reasonably current basis of any information requested of or provided by OSI2 or OCSL and as to the status of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.

7.7 OSI2 Takeover Proposals.

(a) If on or after the date of this Agreement and at any time prior to the OSI2 Stockholders Meeting: (i) OSI2 receives a bona fide unsolicited Takeover Proposal (under circumstances in which OSI2 has complied in all material respects with the provisions of Sections 7.6(a) and (b)); (ii) the OSI2 Special Committee shall have determined in good faith, after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor, that (x) failure to consider such Takeover Proposal would be reasonably likely to be inconsistent with the OSI2 directors’ exercise of their fiduciary duties under applicable Law and (y) such Takeover Proposal constitutes or is reasonably likely to result in an OSI2 Superior Proposal; and (iii) OSI2 gives OCSL written notice of its intention to engage in negotiations or discussions with the Person making such Takeover Proposal at least two (2) Business Days before engaging in such negotiations or discussions (with such written notice specifying the identity of the Person making such Takeover Proposal, the terms and conditions of such Takeover Proposal and OSI2’s intention to furnish information to, or participate in discussions or negotiations with, the Person making such Takeover Proposal) then, subject to compliance with this Section 7.7(a), OSI2 may:

(i) engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if OSI2 (A) receives from such Person an executed confidentiality agreement with customary terms (including a standstill) and (B) provides OCSL a copy of all such information that has not previously been delivered to OCSL simultaneously with delivery to such Person (or such Person’s Representatives and Affiliates); and

(ii) after fulfilling its obligations under Section 7.7(b) below, adopt, approve or recommend, or publicly propose to adopt, approve or recommend such Takeover Proposal, including entering into an agreement with respect thereto (collectively, a “Takeover Approval”).

If on or after the date of this Agreement and at any time prior to the OSI2 Stockholders Meeting, the OSI2 Special Committee shall have determined after consultation with its outside legal counsel that continued recommendation of the OSI2 Matters to OSI2’s stockholders would be reasonably likely to be inconsistent with the OSI2 directors’ exercise of their fiduciary duties under applicable Law as a result of an OSI2 Superior Proposal, OSI2 may (A) withdraw or qualify (or modify or amend in a manner adverse to OCSL), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to OCSL), the approval, adoption, recommendation or declaration of advisability by the OSI2 Board of the OSI2 Matters, including the recommendation of the OSI2 Board that the stockholders of OSI2 adopt this Agreement and approve the Transactions (the “OSI2 Recommendation”), and (B) take any action or make any statement, filing or release, in connection with the OSI2 Stockholders Meeting or otherwise, inconsistent with the OSI2 Recommendation (any action described in clause (A) and (B) referred to collectively with any Takeover Approval as a “OSI2 Adverse Recommendation Change”).

(b) Upon any determination that a Takeover Proposal constitutes an OSI2 Superior Proposal, OSI2 shall promptly provide (and in any event within twenty-four (24) hours of such determination) to OCSL a written notice (a “Notice of an OSI2 Superior Proposal”) (i) advising OCSL that the OSI2 Board has received an OSI2 Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such OSI2 Superior Proposal, including the amount per share or other consideration that the stockholders of OSI2 will receive in connection with the OSI2 Superior Proposal and including a copy of all written materials provided to or by OSI2 in connection with such OSI2 Superior Proposal (unless previously provided to OCSL), and (iii) identifying the Person making such OSI2 Superior Proposal. OSI2 shall cooperate and negotiate in good faith with OCSL (to the extent OCSL desires to negotiate) during the five (5) calendar day period following OCSL’s receipt of the Notice of an OSI2 Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such OSI2 Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable OSI2 to determine that such OSI2 Superior Proposal is no longer an OSI2 Superior Proposal and proceed with an OSI2 Recommendation without an OSI2 Adverse Recommendation Change. If thereafter the OSI2 Special Committee determines, in its reasonable good faith judgment after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor and after giving effect to any proposed adjustments to the terms of this Agreement that such OSI2 Superior Proposal remains an OSI2 Superior Proposal or the failure to make such OSI2 Adverse Recommendation Change would be reasonably likely to be inconsistent with the OSI2 directors’ exercise of their fiduciary duties under applicable Law, and OSI2 has complied in all material respects with Section 7.7(a) above, OSI2 may terminate this Agreement pursuant to Section 9.1(c)(iv).

(c) Other than as permitted by Section 7.7(a), neither OSI2 nor the OSI2 Board shall make any OSI2 Adverse Recommendation Change. Notwithstanding anything herein to the contrary, no OSI2 Adverse Recommendation Change shall change the approval of the OSI2 Matters or any other approval of the OSI2 Board, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.

(d) OSI2 shall provide OCSL with prompt written notice of any meeting of the OSI2 Board at which the OSI2 Board is reasonably expected to consider any Takeover Proposal (such written notice shall in any event be received by OCSL reasonably in advance of such meeting).

(e) Other than in connection with an OSI2 Takeover Proposal, nothing in this Agreement shall prohibit or restrict the OSI2 Board from taking any action described in clause (A) of the definition of OSI2 Adverse Recommendation Change in response to an Intervening Event (an “OSI2 Intervening Event Recommendation Change”) if (A) prior to effecting any such OSI2 Intervening Event Recommendation Change, OSI2 promptly notifies OCSL, in writing, at least five (5) Business Days (the “OSI2 Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute an OSI2 Adverse Recommendation Change or an OSI2 Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) OSI2 shall, and shall cause its Representatives to, during the OSI2 Intervening Event Notice Period, negotiate with OCSL in good faith (to the extent OCSL desires to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit the OSI2 Board to make an OSI2 Intervening Event Recommendation Change, and (C) the OSI2 Special Committee determines, after consulting with outside legal counsel and, in the case of financial matters, its financial advisor, that the failure to effect such an OSI2 Intervening Event Recommendation Change, as applicable, after taking into account any adjustments made by OCSL during the OSI2 Intervening Event Notice Period, would be reasonably likely to be inconsistent with the OSI2 directors’ exercise of their fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall be deemed to prohibit OSI2, the OSI2 Board or the OSI2 Special Committee from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to OSI2’s stockholders if, after consultation with its outside legal counsel, OSI2 determines that such disclosure would be required under applicable Law; provided, however, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an OSI2 Adverse Recommendation Change unless the OSI2 Board expressly publicly reaffirms the OSI2 Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by OCSL.

7.8 OCSL Takeover Proposals.

(a) If on or after the date of this Agreement and at any time prior to the OCSL Stockholders Meeting: (i) OCSL receives a bona fide unsolicited Takeover Proposal (under circumstances in which OCSL has complied in all material respects with the provisions of Sections 7.6(a) and (b)); (ii) the OCSL Special Committee shall have determined in good faith, after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor, that (x) failure to consider such Takeover Proposal would be reasonably likely to be inconsistent with the OCSL directors’ exercise of their fiduciary duties under applicable Law and (y) such Takeover Proposal constitutes or is reasonably likely to result in an OCSL Superior Proposal; and (iii) OCSL gives OSI2 written notice of its intention to engage in negotiations or discussions with the Person making such Takeover Proposal at least two (2) Business Days before engaging in such negotiations or discussions (with such written notice specifying the identity of the Person making such Takeover Proposal, the terms and conditions of such Takeover Proposal and OCSL’s intention to furnish information to, or participate in discussions or negotiations with, the Person making such Takeover Proposal) then, subject to compliance with this Section 7.8(a), OCSL may:

(i) engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if OCSL (A) receives from such Person an executed confidentiality agreement with customary terms (including a standstill) and (B) provides OSI2 a copy of all such information that has not previously been delivered to OSI2 simultaneously with delivery to such Person (or such Person’s Representatives or Affiliates); and

(ii) after fulfilling its obligations under Section 7.8(b) below, effect a Takeover Approval.

If on or after the date of this Agreement and at any time prior to the OCSL Stockholders Meeting, the OCSL Special Committee shall have determined after consultation with its outside legal counsel that continued recommendation of the OCSL Matters to OCSL’s stockholders would be reasonably likely to be inconsistent with the OCSL directors’ exercise of their fiduciary duties under applicable Law as a result of an OCSL Superior Proposal, OCSL may (A) withdraw or qualify (or modify or amend in a manner adverse to OSI2), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to OSI2), the approval, adoption, recommendation or declaration of advisability by the OCSL Board of the OCSL Matters, including the recommendation of the OCSL Board that the stockholders of OCSL approve the OCSL Matters (the “OCSL Recommendation”), and (B) take any action or make any statement, filing or release, in connection with the OCSL Stockholders Meeting or otherwise, inconsistent with the OCSL Recommendation (any action described in clause (A) and (B) referred to collectively with any Takeover Approval as an “OCSL Adverse Recommendation Change”).

(b) Upon any determination that a Takeover Proposal constitutes an OCSL Superior Proposal, OCSL shall promptly provide (and in any event within twenty-four (24) hours of such determination) to OSI2 a written notice (a “Notice of an OCSL Superior Proposal”) (i) advising OSI2 that the OCSL Board has received an OCSL Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such OCSL Superior Proposal, including the amount per share or other consideration that the stockholders of OCSL will receive in connection with the OCSL Superior Proposal and including a copy of all written materials provided to or by OCSL in connection with such OCSL Superior Proposal (unless previously provided to OSI2), and (iii) identifying the Person making such OCSL Superior Proposal. OCSL shall cooperate and negotiate in good faith with OSI2 (to the extent OSI2 desires to negotiate) during the five (5) calendar day period following OSI2’s receipt of the Notice of an OCSL Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such OCSL Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable OCSL to determine that such OCSL Superior Proposal is no longer an OCSL Superior Proposal and proceed with an OCSL Recommendation without an OCSL Adverse Recommendation Change. If thereafter the OCSL Special Committee determines, in its reasonable good faith judgment after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor and after giving effect to any proposed adjustments to the terms of this Agreement that such OCSL Superior Proposal remains an OCSL Superior Proposal or the failure to make such OCSL Adverse Recommendation Change would be reasonably likely to be inconsistent with the OCSL directors’ exercise of their fiduciary duties under applicable Law, and OCSL has complied in all material respects with Section 7.8(a) above, OCSL may terminate this Agreement pursuant to Section 9.1(d)(iv).

(c) Other than as permitted by Section 7.8(a), neither OCSL nor the OCSL Board shall make any OCSL Adverse Recommendation Change. Notwithstanding anything herein to the contrary, no OCSL Adverse Recommendation Change shall change the approval of the OCSL Matters or any other approval of the OCSL Board, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.

(d) OCSL shall provide OSI2 with prompt written notice of any meeting of the OCSL Board at which the OCSL Board is reasonably expected to consider any Takeover Proposal (such written notice shall in any event be received by OSI2 reasonably in advance of such meeting).

(e) Other than in connection with an OCSL Takeover Proposal, nothing in this Agreement shall prohibit or restrict the OCSL Board from taking any action described in clause (A) of the definition of OCSL Adverse Recommendation Change in response to an Intervening Event (a “OCSL Intervening Event Recommendation Change”) if (A) prior to effecting any such OCSL Intervening Event Recommendation Change, OCSL promptly notifies OSI2, in writing, at least five (5) Business Days (the “OCSL Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute an OCSL Adverse Recommendation Change or an OCSL Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) OCSL shall, and shall cause its Representatives to, during the OCSL Intervening Event Notice Period, negotiate with OSI2 in good faith (to the extent OSI2 desires to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit the OCSL Board to make an OCSL Intervening Event Recommendation Change, and (C) the OCSL Special Committee determines, after consulting with outside legal counsel and, in the case of financial matters, its financial advisor, that the failure to effect such an OCSL Intervening Event Recommendation Change, as applicable, after taking into account any adjustments made by OSI2 during the OCSL Intervening Event Notice Period, would be reasonably likely to be inconsistent with the OCSL directors’ exercise of their fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall be deemed to prohibit OCSL, the OCSL Board or the OCSL Special Committee from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to OCSL’s stockholders if, after consultation with its outside legal counsel, OCSL determines that such disclosure would be required under applicable Law; provided, however, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an OCSL Adverse Recommendation Change unless the OCSL Board expressly publicly reaffirms the OCSL Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by OSI2.

7.9 Access to Information.

(a) Upon reasonable notice, except as may otherwise be restricted by applicable Law, each of OSI2 and OCSL shall, and shall cause each of its Consolidated Subsidiaries to, afford to the directors, officers, accountants, counsel, advisors and other Representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to its properties, books, Contracts, and records and, during such period, such party shall, and shall cause its Consolidated Subsidiaries to, make available (including via EDGAR) to the other party all other information concerning its business and properties as the other party may reasonably request; provided that the foregoing shall not require OSI2 or OCSL, as applicable, to afford access to or to disclose any information that in such party’s reasonable judgment would violate any confidentiality obligations to which such party is subject to if after using its reasonable best efforts with respect thereto, it was unable to obtain any required consent to provide such access or make such disclosure; provided, further, that either OSI2 or OCSL may restrict access to the extent required by any applicable Law or as may be necessary to preserve attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

(b) No investigation by a party hereto or its representatives shall affect or be deemed to modify the representations and warranties of the other party set forth in this Agreement.

7.10 Publicity. The initial press release with respect to the Transactions shall be a joint press release reasonably acceptable to each of OCSL and OSI2. Thereafter, so long as this Agreement is in effect, OCSL and OSI2 each shall consult with the other before issuing or causing the publication of any press release or other public announcement with respect to this Agreement, the Mergers, or the Transactions, except as may be required by applicable Law or the rules and regulations of the Nasdaq and, to the extent practicable, before such press release or disclosure is issued or made, OCSL or OSI2, as applicable, shall have used commercially reasonable efforts to advise the other party of, and consult with the other party regarding, the text of such disclosure; provided, that either OCSL or OSI2 may make any public statement in response to specific questions by analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made in compliance with this Section 7.10.

7.11 Takeover Statutes and Provisions. Neither OCSL nor OSI2 will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Statutes. Each of OCSL and OSI2 shall take all necessary steps within its control to exempt (or ensure the continued exemption of) those Transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

7.12 Tax Matters.

(a) Tax Representation Letters. Prior to the Effective Time (or at such other times as requested by counsel), each of OCSL and OSI2 shall execute and deliver to tax counsel a tax representation letter (which will be used in connection with the tax opinion contemplated by Sections 8.2(d) and Section 8.3(d), respectively). Each of the OCSL and OSI2 shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to tax counsel in furtherance of such tax opinion.

(b) RIC Status. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, (i) OSI2 shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of OCSL take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause OSI2 to fail to qualify as a RIC, and (ii) OCSL shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of OSI2, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause OCSL to fail to qualify as a RIC.

(c) Tax Treatment of Mergers. For United States federal income Tax purposes, (i) the parties intend that the Mergers, taken together, constitute an integrated plan of the type contemplated in IRS Revenue Ruling 2001-46 and will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which OSI2, OCSL and Merger Sub are parties under Section 368(b) of the Code. Unless otherwise required by applicable Law or administrative action, (i) each of OSI2, OCSL and Merger Sub shall use its reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment, including by not taking any action that such party knows is reasonably likely to prevent such qualification; and (ii) each of OSI2, OCSL and Merger Sub shall report the Mergers for U.S. federal income Tax purposes in a manner consistent with the Intended Tax Treatment.

(d) Tax Opinions. OSI2 shall use its best efforts to obtain the tax opinion described in Section 8.3(d), and OCSL shall use its best efforts to obtain the tax opinion described in Section 8.2(d).

7.13 Stockholder Litigation. The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by OSI2’s stockholders or OCSL’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the Transactions. Each of OSI2 and OCSL (i) shall keep the other party reasonably informed of any material developments in connection with any such Proceeding brought by its stockholders and (ii) shall not settle any such Proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).

7.14 No Other Representations or Warranties. The parties hereto acknowledge and agree that except for the representations and warranties of OSI2 in Article III, representations and warranties of OCSL in Article IV and the representations and warranties of OFA in Article V, none of OFA, OSI2, OCSL or any of OSI2’s or OCSL’s respective Consolidated Subsidiaries or any other Person acting on behalf of the foregoing makes any representation or warranty, express or implied.

7.15 Merger of Surviving Company. Immediately after the occurrence of the Effective Time in accordance with the DGCL and the Terminations, the Surviving Company and OCSL shall consummate the Second Merger.

7.16 Coordination of Dividends. OCSL and OSI2 shall coordinate with each other in designating the record and payment dates for any quarterly dividends or distributions to its stockholders declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur, and neither OCSL nor OSI2 shall authorize or declare any dividend or distribution to its stockholders after the Determination Date at any time on or before the Closing Date. In the event that a dividend or distribution with respect to the shares of OSI2 Common Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of OSI2 Common Stock shall be entitled to receive such dividend or distribution at the time such shares are exchanged pursuant to Article I and Article II.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or, other than with respect to Section 8.1(a), which shall not be waived by any party hereto, waiver, at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approvals. (i) The OSI2 Matters shall have been approved by the OSI2 Requisite Vote, and (ii) the OCSL Matters shall have been approved by the OCSL Requisite Vote.

(b) Nasdaq Listing. The shares of OCSL Common Stock to be issued under this Agreement in connection with the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated by the SEC. Any necessary state securities or “blue sky” authorizations shall have been received.

(d) No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other Law preventing, enjoining, restraining or making illegal the consummation of the Mergers or any of the other Transactions shall be in effect.

(e) Regulatory and Other Approvals. All Regulatory Approvals required by applicable Law to consummate the Transactions, including the Mergers, shall have been obtained and shall remain in full force and effect and all statutory waiting periods required by applicable Law in respect thereof shall have expired (including expiration of the applicable waiting period under the HSR Act). Each of the approvals listed on Section 8.1(e) of the OSI2 Disclosure Schedule and Section 8.1(e) of the OCSL Disclosure Schedule, if any, shall have been obtained and shall remain in full force and effect.

(f) No Litigation. There shall be no Proceeding by any Governmental Entity of competent jurisdiction pending that challenges the Mergers or any of the other Transactions or that otherwise seeks to prevent, enjoin, restrain or make illegal the consummation of the Mergers or any of the other Transactions.

(g) Net Asset Value Determinations. The determination of both the Closing OCSL Net Asset Value and the Closing OSI2 Net Asset Value shall have been completed in accordance with Section 2.6.

(h) Representations and Warranties of OFA. The representations and warranties of OFA set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the conditions set forth in this Section 8.1(h) shall be deemed to have been satisfied even if any such representations and warranties of OFA are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of OFA to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to OCSL. OCSL shall have received a certificate signed on behalf of OFA by an authorized officer of OFA to the effect that the conditions set forth in this Section 8.1(h) have been satisfied, and, for the avoidance of doubt, any waiver of any of the conditions set forth in this Section 8.1(h) shall require prior written consent of each of OCSL and OSI2.

8.2 Conditions to Obligations of OCSL and Merger Sub to Effect the Merger. The obligations of OCSL and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by OCSL, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of OSI2. (i) The representations and warranties of OSI2 set forth in Section 3.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of OSI2 set forth in Section 3.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of OSI2 set forth in Sections 3.3(a), 3.3(b)(i), 3.7, 3.20 and 3.21 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of OSI2 set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.2(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of OSI2 are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of OSI2 to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to OSI2. OCSL shall have received a certificate signed on behalf of OSI2 by the Chief Executive Officer or the Chief Financial Officer of OSI2 to the effect that the conditions set forth in Section 8.2(a)(i), (ii), (iii) and (iv) have been satisfied.

(b) Performance of Obligations of OSI2. OSI2 shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time. OCSL shall have received a certificate signed on behalf of OSI2 by the Chief Executive Officer or the Chief Financial Officer of OSI2 to such effect.

(c) Absence of OSI2 Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of OSI2.

(d) Federal Tax Opinion. OCSL shall have received the opinion of Kirkland & Ellis LLP, counsel to OCSL (or, if Kirkland & Ellis LLP is unable or unwilling to render such an opinion, the written opinion of Sullivan & Cromwell LLP or another nationally recognized counsel as may be reasonably acceptable to OCSL), addressed to OCSL substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, tax counsel may rely upon the tax representation letters provided by OSCL and OSI2.

8.3 Conditions to Obligations of OSI2 to Effect the Merger. The obligation of OSI2 to effect the Merger is also subject to the satisfaction or waiver by OSI2, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of OCSL. (i) The representations and warranties of OCSL set forth in Section 4.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of OCSL and Merger Sub set forth in Section 4.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of OCSL and Merger Sub set forth in Sections 4.3(a), 4.3(b)(i) and 4.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of OCSL and Merger Sub set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.3(a)(iv) shall be deemed to have been satisfied even if any such representations and warranties of OCSL and Merger Sub are not so true and correct, without regard to any Material Adverse Effect or other materiality qualification to such representations and warranties, unless the failure of such representations and warranties of OCSL and Merger Sub to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to OCSL. OSI2 shall have received a certificate signed on behalf of OCSL by the Chief Executive Officer or the Chief Financial Officer of OCSL and Merger Sub to the effect that the conditions set forth in Section 8.3(a)(i), (ii), (iii) and (iv) have been satisfied.

(b) Performance of Obligations of OCSL and Merger Sub. Each of OCSL and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time. OSI2 shall have received a certificate signed on behalf of OCSL and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of OCSL to such effect.

(c) Absence of OCSL Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of OCSL.

(d) Federal Tax Opinion. OSI2 shall have received the opinion of Sullivan & Cromwell LLP, counsel to OSI2 (or, if Sullivan & Cromwell LLP is unable or unwilling to render such an opinion, the written opinion of Kirkland & Ellis LLP or another nationally recognized counsel as may be reasonably acceptable to OSI2), addressed to OSI2, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, tax counsel may rely upon the tax representation letters provided by OSCL and OSI2.

8.4 Frustration of Closing Conditions. None of OCSL, Merger Sub or OSI2 may rely on the failure of any condition set forth in this Article VIII to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the Transactions.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the OSI2 Matters by the stockholders of OSI2 or the OCSL Matters by the stockholders of OCSL:

(a) by mutual consent of OSI2 and OCSL in a written instrument authorized by each of the OSI2 Board (upon the recommendation of the OSI2 Special Committee), and the OCSL Board (upon the recommendation of the OCSL Special Committee);

(b) by either OSI2 (acting upon the recommendation of the OSI2 Special Committee) or OCSL (acting upon the recommendation of the OCSL Special Committee), if:

(i) any Governmental Entity that must grant a Regulatory Approval has denied approval of the Transactions (including the Mergers) and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order, or promulgated any other Law permanently enjoining or otherwise prohibiting or making illegal the consummation of the Transactions;

(ii) the Merger shall not have been consummated on or before June 30, 2023 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the cause of, or resulted in, the event giving rise to the failure to close prior to the Termination Date;

(iii) the stockholders of OSI2 shall have failed to approve the OSI2 Matters by the OSI2 Requisite Vote of OSI2’s stockholders at a duly held meeting of OSI2’s stockholders or at any adjournment or postponement thereof at which the OSI2 Matters have been voted upon; or

(iv) the stockholders of OCSL shall have failed to approve the OCSL Matters by the OCSL Requisite Vote of OCSL’s stockholders at a duly held meeting of OCSL’s stockholders or at any adjournment or postponement thereof at which the OCSL Matters have been voted upon; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that has been the principal cause of or resulted in the failure to consummate the Transactions;

(c) by OSI2, if:

(i) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of OCSL or Merger Sub, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.3(a), (b) or (c), and such breach is not curable prior to the Termination Date or if curable prior to the Termination Date, has not been cured within 30 days after the giving of notice thereof by OSI2 to OCSL (provided that OSI2 is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.1, 8.2(a), 8.2(b) or 8.2(c) not to be satisfied);

(ii) prior to obtaining approval of the OCSL Matters by the stockholders of OCSL (A) an OCSL Adverse Recommendation Change and/or Takeover Approval shall have occurred, (B) OCSL shall have failed to include in the Joint Proxy Statement/Prospectus the recommendation of the OCSL Board that OCSL’s stockholders vote in favor of the OCSL Matters, (C) a Takeover Proposal is publicly announced and OCSL fails to issue, within 10 Business Days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of the OCSL Board that OCSL’s stockholders vote in favor of the OCSL Matters, or (D) a tender or exchange offer relating to any shares of OCSL Common Stock shall have been commenced by a third party and OCSL shall not have sent to its stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that the OCSL Board recommends rejection of such tender or exchange offer;

(iii) OCSL breaches, in any material respect, its obligations under Section 7.6 or Section 7.8; or

(iv) at any time prior to the time the approval of stockholders with respect to the OSI2 Matters is obtained, (A) OSI2 is not in material breach of any of the terms of this Agreement, (B) the OSI2 Board, upon the recommendation of the OSI2 Special Committee, authorizes OSI2, subject to complying with the terms of this Agreement (including Section 7.7(b)), to enter into, and OSI2 enters into, a definitive Contract with respect to an OSI2 Superior Proposal and (C) the third party that made such OSI2 Superior Proposal, prior to such termination, pays to OCSL in immediately available funds any fees required to be paid pursuant to Section 9.2(a).

(d) by OCSL, if:

(i) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of OSI2, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2(a), (b) or (c), and such breach is not curable prior to the Termination Date or if curable prior to the Termination Date, has not been cured within 30 days after the giving of notice thereof by OCSL to OSI2 (provided that OCSL is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.1, 8.3(a), 8.3(b) or 8.3(c) not to be satisfied);

(ii) prior to obtaining approval of the OSI2 Matters by the stockholders of OSI2 (A) an OSI2 Adverse Recommendation Change and/or Takeover Approval shall have occurred, (B) OSI2 shall have failed to include in the Joint Proxy Statement/Prospectus the recommendation of the OSI2 Board that OSI2’s stockholders vote in favor of the OSI2 Matters, including the Merger and the other Transactions, (C) a Takeover Proposal is publicly announced and OSI2 fails to issue, within 10 Business Days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of the OSI2 Board that OSI2’s stockholders vote in favor of the OSI2 Matters, including the Merger and the other Transactions or (D) a tender or exchange offer relating to any shares of OSI2 Common Stock shall have been commenced by a third party and OSI2 shall not have sent to its stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that the OSI2 Board recommends rejection of such tender or exchange offer;

(iii) OSI2 breaches, in any material respect, its obligations under Section 7.6 or Section 7.7; or

(iv) at any time prior to the time the approval of stockholders with respect to the OCSL Matters is obtained, (A) OCSL is not in material breach of any of the terms of this Agreement, (B) the OCSL Board, upon the recommendation of the OCSL Special Committee, subject to complying with the terms of this Agreement (including Section 7.8(b)), to enter into, and OCSL enters into, a definitive Contract with respect to an OCSL Superior Proposal and (C) the third party that made such OCSL Superior Proposal, prior to such termination pays to OSI2 in immediately available funds any fees required to be paid pursuant to Section 9.2(b).

The party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other party in accordance with Section 11.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

9.2 Termination Fee.

(a) If this Agreement shall be terminated:

(i) by OSI2 pursuant to Section 9.1(c)(iv), then, prior to, and as a condition to such termination, OSI2 shall cause the third party that made the applicable OSI2 Superior Proposal (or its designee) to pay OCSL, subject to applicable Law, a non-refundable fee in an amount equal to $9,758,386 (the “OSI2 Termination Fee”) as liquidated damages and full compensation hereunder; or

(ii) (A) by (x) OCSL or OSI2 pursuant to Section 9.1(b)(ii) or Section 9.1(b)(iii) or (y) OCSL pursuant to Section 9.1(d)(i) (solely to the extent that OSI2 has committed a willful or intentional breach), (B) a Takeover Proposal has been publicly disclosed after the date of this Agreement and, prior to the date of such termination, has not been withdrawn (1) with respect to any termination pursuant to Section 9.1(b)(ii) or Section 9.1(d)(i), prior to the date of such termination and (2) with respect to any termination pursuant to Section 9.1(b)(iii), prior to the time of the duly held OSI2 Stockholders Meeting, and (C) OSI2 enters into a definitive Contract with respect to such Takeover Proposal within 12 months after such termination, and such Takeover Proposal is subsequently consummated (regardless of whether such consummation happens prior to or following such 12-month period), then, within two (2) Business Days after the date that such Takeover Proposal is consummated, OSI2 shall cause the third party that made such Takeover Proposal (or its designee) to pay OCSL, subject to applicable Law, the OSI2 Termination Fee as liquidated damages and full compensation hereunder; provided, that for purposes of this Section 9.2(a)(ii), the term “Takeover Proposal” will have the meaning assigned to such term in Article X, except that references to “25%” will be deemed to be references to “50%.”

The OSI2 Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing to OSI2 by OCSL if OCSL shall have furnished to OSI2 wire payment instructions prior to the date of payment or, otherwise, by certified or official bank check. In the event that the OSI2 Termination Fee becomes payable and is paid pursuant to this Section 9.2(a), the OSI2 Termination Fee shall be OCSL’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

(b) If this Agreement shall be terminated:

(i) by OCSL pursuant to Section 9.1(d)(iv), then, prior to, and as a condition to such termination, OCSL shall cause the third party that made the applicable OCSL Superior Proposal (or its designee) to pay OSI2, subject to applicable Law, a non-refundable fee in an amount equal to $37,905,870 (the “OCSL Termination Fee”) as liquidated damages and full compensation hereunder; or

(ii) (A) by (x) OCSL or OSI2 pursuant to Section 9.1(b)(ii) or Section 9.1(b)(iv) or (y) OSI2 pursuant to Section 9.1(c)(i) (solely to the extent that OCSL has committed a willful or intentional breach), (B) a Takeover Proposal has been publicly disclosed after the date of this Agreement and, prior to the date of such termination, has not been withdrawn (1) with respect to any termination pursuant to Section 9.1(b)(ii) and Section 9.1(c)(i), prior to the date of such termination and (2) with respect to any termination pursuant to Section 9.1(b)(iv), prior to the time of the duly held OCSL Stockholders Meeting, and (C) OCSL enters into a definitive Contract with respect to such Takeover Proposal within 12 months after such termination, and such Takeover Proposal is subsequently consummated (regardless of whether such consummation happens prior to or following such 12-month period), then, within two (2) Business Days after the date that such Takeover Proposal is consummated, OCSL shall cause the third party that made such Takeover Proposal (or its designee) to pay OSI2, subject to applicable Law, the OCSL Termination Fee as liquidated damages and full compensation hereunder; provided, that for purposes of this Section 9.2(b)(ii), the term “Takeover Proposal” will have the meaning assigned to such term in Article X, except that references to “25%” will be deemed to be references to “50%.”

The OCSL Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing to OCSL by OSI2 if OSI2 shall have furnished to OCSL wire payment instructions prior to the date of payment or, otherwise, by certified or official bank check. In the event that the OCSL Termination Fee becomes payable and is paid pursuant to this Section 9.2(b), the OCSL Termination Fee shall be OSI2’s sole and exclusive remedy for monetary damages under this Agreement.

(iii) The parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the Transactions, that without these agreements each party would not have entered into this Agreement, and that any amounts payable pursuant to this Section 9.2 do not constitute a penalty. If OCSL fails to pay any amounts due to OSI2 pursuant to this Section 9.2 within the time periods specified in this Section 9.2 or OSI2 fails to pay OCSL any amounts due to OCSL pursuant to this Section 9.2 within the time periods specified in this Section 9.2, OCSL or OSI2, as applicable, shall pay reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by OSI2 or OCSL, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts from the date payment of such amounts was due at the prime lending rate in effect on the date payment was due as published in The Wall Street Journal (or any successor publication thereto), calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

9.3 Effect of Termination. In the event of termination of this Agreement by either OSI2 or OCSL as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of OCSL, Merger Sub, OSI2, any of their respective Affiliates or Consolidated Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Transactions, except that Section 7.9(b), Article IX and Article XI (including, in each case, any applicable definitions) shall survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from any liabilities for damages incurred or suffered by another party arising out of the willful or intentional breach by such party of any provision of this Agreement or a failure or refusal by such party to consummate this Agreement and the Transactions when such party was obligated to do so in accordance with the terms hereof.

9.4 Fees and Expenses. Subject to Section 9.2, except with respect to (i) all filing and other fees paid to the SEC in connection with the Mergers and (ii) all filing and other fees in connection with any filing under the HSR Act, which, in each case, shall be borne equally by OCSL and OSI2, all fees and expenses incurred in connection with this Agreement and the Transactions (including the Mergers) shall be paid by the party incurring such fees or expenses, whether or not the Transactions (including the Mergers) are consummated, provided that, for the avoidance of doubt, all fees and expenses of Merger Sub shall be paid by OCSL.

9.5 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the OCSL Matters by the stockholders of OCSL or the OSI2 Matters by the stockholders of OSI2; provided, however, that after any approval of the OCSL Matters by the stockholders of OCSL or the OSI2 Matters by the stockholders of OSI2, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties (acting upon the recommendation of the OSI2 Special Committee, in the case of OSI2, or the OCSL Special Committee, in the case of OCSL).

9.6 Extension; Waiver. At any time prior to the Effective Time, each party, by action taken or authorized by the OSI2 Board, upon the recommendation of the OSI2 Special Committee, or the OCSL Board, upon the recommendation of the OCSL Special Committee, as applicable, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance.

ARTICLE X

CERTAIN DEFINITIONS

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person). The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” has a meaning correlative thereto.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, NY or Los Angeles, CA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Subsidiary”, when used with respect to any Person, means any corporation, partnership, limited liability company or other Person, whether incorporated or unincorporated, that is consolidated with such Person for financial reporting purposes under GAAP.

“Contract” means any agreement, contract, lease, mortgage, evidence of indebtedness, indenture, license or instrument, whether oral or written, and shall include each amendment, supplement and modification to the foregoing, to which a Person or any of its Consolidated Subsidiaries is a party or by which any of them may be bound.

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

“Exchange Ratio” means the quotient (rounded to four decimal places) of (i) the OSI2 Per Share NAV divided by (ii) the OCSL Per Share NAV.

“Governmental Entity” means any federal, state, local or foreign government or other governmental body, any agency, commission or authority thereof, any regulatory or administrative authority, any quasi-governmental body, any self-regulatory agency, any court, tribunal or judicial body, or any political subdivision, department or branch of any of the foregoing.

“Houlihan” means Houlihan Lokey Capital, Inc.

“Indebtedness” shall mean (a) any indebtedness or other obligation for borrowed money, (b) any indebtedness evidenced by a note, bond, debenture or similar instrument, (c) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (d) any capitalized lease obligations, (e) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and unpaid, (f) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (g) guarantees in respect of clauses (a) through (f), in each case excluding obligations to fund commitments to portfolio companies entered into the in the ordinary course of business.

“Independent Director” means, with respect to OCSL or OSI2, each director who is not an “interested person”, as defined in the Investment Company Act, of OCSL or OSI2, as the case may be.

“Intervening Event” means with respect to any party any event, change or development first occurring or arising after the date hereof that is material to, as applicable, OCSL and its Consolidated Subsidiaries, taken as a whole, or OSI2 and its Consolidated Subsidiaries, taken as whole, that was not known to, or reasonably foreseeable by, the party’s board of directors, as of or prior to the date hereof (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable as of the date hereof) and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to, this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an Intervening Event: (a) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the OCSL Common Stock (provided, however, that the exception to this clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred unless such underlying causes are otherwise excluded from the definition of Intervening Event); and (c) any changes in general economic or political conditions.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

“knowledge” means (i) for OSI2, the actual knowledge of its executive officers and directors set forth in Section 9 of the OSI2 Disclosure Schedule, (ii) for OCSL, the actual knowledge of its executive officers and directors set forth in Section 9 of the OCSL Disclosure Schedule and (iii) for OFA, the actual knowledge of the individuals set forth in Section 9 of the OFA Disclosure Schedule.

“KBW” means Keefe, Bruyette & Woods, Inc.

“Law” means any federal, state, local or foreign law (including the common law), statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction or any Permit or similar right granted by any Governmental Entity.

“Liens” means all security interests, liens, claims, pledges, easements, mortgages, rights of first offer or refusal or other encumbrances.

“Material Adverse Effect” means, with respect to OCSL, OSI2 or OFA, as the case may be, any event, development, change, effect or occurrence (each, an “Effect”) that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of such party and its Consolidated Subsidiaries, taken as a whole, other than (A) any Effect resulting from or attributable to (1) changes in general economic, social or political conditions or the financial markets in general, including the commencement or escalation of a war, armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God or pandemics, including COVID-19 (including the impact on economies generally and the results of any actions taken by Governmental Entities in response thereto), (2) general changes or developments in the industries in which such party and its Consolidated Subsidiaries operate, including general changes in Law after the date hereof across such industries, except, in the case of the foregoing clauses (1) and (2), to the extent such changes or developments referred to therein have a materially disproportionate adverse impact on such party and its Consolidated Subsidiaries, taken as a whole, relative to other participants of similar sizes engaged in the industries in which such party conducts its businesses or (3) the announcement of this Agreement or the Transactions or the identities of the parties to this Agreement or (B) any failure to meet internal or published projections or forecasts for any period, as the case may be, or, with respect to OCSL, any decline in the price of shares of OCSL Common Stock on the Nasdaq or trading volume of OCSL Common Stock (provided that the underlying causes of such failure or decline shall be considered in determining whether there is a Material Adverse Effect) or (ii) the ability of such party to timely perform its material obligations under this Agreement or consummate the Merger and the other Transactions.

“OCSI Glick JV” means OCSI Glick JV LLC, a Delaware limited liability company.

“OCSL Matters” means (i) the proposed issuance of OCSL Common Stock in connection with the Merger and (ii) any other matters required to be approved or adopted by the stockholders of OCSL in order to effect the Transactions.

“OCSL Per Share NAV” means the quotient of (i) the Closing OCSL Net Asset Value divided by (ii) the number of shares of OCSL Common Stock issued and outstanding as of the Determination Date.

“OCSL SLF JV I” means Senior Loan Fund JV I, LLC a Delaware limited liability company.

“OCSL Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, OCSL or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of OCSL or more than 75% of the assets of OCSL on a consolidated basis (a) on terms which the OCSL Board determines in good faith to be superior for the stockholders of OCSL (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to the payment of the OCSL Termination Fee and any alternative proposed by OSI2 in accordance with Section 7.8), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by OCSL Board (upon the recommendation of the OCSL Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

“Order” means any writ, injunction, judgment, order or decree entered, issued, made or rendered by any Governmental Entity.

“OSI2 Administration Agreement” means the administration agreement between OSI2 and Oaktree Fund Administration, LLC in effect as of the date of this Agreement.

“OSI2 Advisory Agreement” means the investment advisory agreement between OSI2 and OFA in effect as of the date of this Agreement.

“OSI2 Matters” means (i) the adoption of this Agreement and approval of the Transactions and (ii) any other matters required to be approved or adopted by the stockholders of OSI2 in order to effect the Transactions.

“OSI2 Per Share NAV” means the quotient of (i) the Closing OSI2 Net Asset Value divided by (ii) the number of shares of OSI2 Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares).

“OSI2 Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, OSI2 or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of OSI2 or more than 75% of the assets of OSI2 on a consolidated basis (a) on terms which the OSI2 Board determines in good faith to be superior for the stockholders of OSI2 (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to the payment of the OSI2 Termination Fee and any alternative proposed by OCSL in accordance with Section 7.7), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by the OSI2 Board (upon the recommendation of the OSI2 Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

“Permit” means any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Entity.

“Permitted Indebtedness” means Indebtedness of OCSL or OSI2, as applicable, and its respective Consolidated Subsidiaries (i) outstanding as of the date of this Agreement or (ii) Indebtedness incurred after the date of this Agreement to the extent permitted by the Investment Company Act that is substantially consistent with the past practices of OCSL or OSI2, as applicable.

“Person” means an individual, a (general or limited) partnership, a corporation, a limited liability company, an association, a trust, a joint venture, a Governmental Entity or other legal entity or organization.

“Previously Disclosed” means information (i) with respect to OSI2, (A) set forth by OSI2 in the OSI2 Disclosure Schedule or (B) disclosed since the Applicable Date in any OSI2 SEC Report, and (ii) with respect to OCSL, (A) set forth by OCSL in the OCSL Disclosure Schedule or (B) disclosed since the Applicable Date in any OCSL SEC Report; provided, however, that any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature in any OSI2 SEC Report or OCSL SEC Report, as the case may be, shall not be deemed to be “Previously Disclosed.”

“Proceeding” means an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative.

“Regulatory Approvals” means all applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from any Governmental Entity.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.

“Takeover Proposal” means any inquiry, proposal, discussions, negotiations or offer from any Person or group of Persons (other than OCSL or OSI2 or any of their respective Affiliates) (a) with respect to a merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving OSI2 or OCSL, as applicable, or any of such party’s respective Consolidated Subsidiaries, as applicable, or (b) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any bona fide financing transaction) that constitute or represent, or would constitute or represent if such transaction is consummated, 25% or more of the total assets, net revenue or net income of OSI2 or OCSL, as applicable, and such party’s respective Consolidated Subsidiaries, taken as a whole, or (ii) 25% or more of the outstanding shares of capital stock of, or other equity or voting interests in, OSI2 or in any of OSI2’s Consolidated Subsidiaries or, OCSL or in any of OCSL’s Consolidated Subsidiaries, as applicable, in each case other than the Merger and the other Transactions.

“Tax” means all federal, state, local, and foreign income, excise, gross receipts, gross income, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, franchise, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

“Tax Dividend” means a dividend or dividends, other than a Quarterly Dividend, with respect to any applicable tax year, which is deductible pursuant to the dividends paid deduction under Section 562 of the Code, and shall have the effect of distributing to OSI2’s stockholders (i) all of its previously undistributed “investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) any prior year shortfall as determined under Section 4982(b)(2) of the Code, (iii) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (iv) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized either in the applicable tax year or any prior tax year.

“Tax Return” means a report, return, statement, form or other information (including any schedules, attachments or amendments thereto) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, consolidated, combined or unitary returns for any group of entities.

“Trading Day” shall mean a day on which shares of OCSL Common Stock are traded on Nasdaq.

“Transactions” means the transactions contemplated by this Agreement, including the Mergers.

“Treasury Regulations” means all final and temporary federal income tax regulations, as amended from time to time, issued under the Code by the United States Treasury Department.

Table of Definitions
Term:	Section:
Acceptable Courts	11.6
Agreement	Preamble
Applicable Date	3.5(a)
ASC Topic 820	3.6(i)
BDC	Recitals

Table of Definitions
Term:	Section:
Cancelled Shares	1.5(b)
Closing	1.2
Closing Date	1.2
Closing OCSL Net Asset Value	2.6(a)
Closing OSI2 Net Asset Value	2.6(b)
Code	Recitals
Current D&O Insurance	7.5(b)
DE SOS	1.3
Determination Date	2.6(a)
DGCL	1.1
Disclosure Schedule	11.9
DOJ	7.1(a)
Effective Time	1.3
Employee Benefit Plans	3.13
Enforceability Exception	3.3(a)
Exchange Fund	2.3
EY	3.6(a)
First Certificate of Merger	1.3
FTC	7.1(a)
GAAP	3.6(a)
HSR Act	3.4
Indemnified Liabilities	7.5(a)
Indemnified Parties	7.5(a)
Indemnified Party	7.5(a)
Intellectual Property Rights	3.16
Intended Tax Treatment	7.12(c)
IRS	3.11(a)
Joint Proxy Statement/Prospectus	3.4
Merger	Recitals
Merger Consideration	1.5(c)
Merger Sub	Preamble
Mergers	Recitals
Nasdaq	2.2
Notice of an OCSL Superior Proposal	7.7(b)
Notice of an OSI2 Superior Proposal	7.8(b)
OCSL	Preamble
OCSL Adverse Recommendation Change	7.8(a)
OCSL Balance Sheet	4.6(b)
OCSL Board	Recitals
OCSL Bylaws	4.1(b)
OCSL Capitalization Date	4.2(a)
OCSL Certificate	4.1(b)
OCSL Common Stock	1.5(b)

Table of Definitions
Term:	Section:
OCSL Disclosure Schedule	11.9
OCSL Insurance Policy	4.15
OCSL Intellectual Property Rights	4.16
OCSL Intervening Event Notice Period	7.8(e)
OCSL Intervening Event Recommendation Change	7.8(e)
OCSL Material Contracts	4.14(a)
OCSL Recommendation	7.8(a)
OCSL Requisite Vote	4.3(a)
OCSL SEC Reports	4.5(a)
OCSL Special Committee	Recitals
OCSL Stockholders Meeting	4.3(a)
OCSL Termination Fee	9.2(b)
OCSL Voting Debt	4.2(a)
OFA Disclosure Schedule	11.9
OSI2	Preamble
OSI2 Adverse Recommendation Change	7.7(a)
OSI2 Balance Sheet	3.6(b)
OSI2 Board	Recitals
OSI2 Bylaws	3.1(b)
OSI2 Capitalization Date	3.2(a)
OSI2 Certificate	3.1(b)
OSI2 Common Stock	1.5(b)
OSI2 Disclosure Schedule	11.9
OSI2 Insurance Policy	3.15
OSI2 Intellectual Property Rights	3.16
OSI2 Intervening Event Notice Period	7.7(e)
OSI2 Intervening Event Recommendation Change	7.7(e)
OSI2 Material Contracts	3.14(a)
OSI2 Recommendation	7.7(a)
OSI2 Requisite Vote	3.3(a)
OSI2 SEC Reports	3.5(a)
OSI2 Special Committee	Recitals
OSI2 Stockholders Meeting	3.3(a)
OSI2 Termination Fee	9.2(a)
OSI2 Voting Debt	3.2(a)
Paying and Exchange Agent	2.3
Quarterly Dividends	6.2(b)
Registration Statement	3.4
Representatives	7.6(a)
RIC	3.11(b)
Rights	3.2(a)
Sarbanes-Oxley Act	3.6(g)
Second Certificate of Merger	1.8(a)

Table of Definitions
Term:	Section:
Second Merger	Recitals
Surviving Company	Recitals
Tail Period	7.5(b)
Takeover Approval	7.7(a)(ii)
Takeover Proposal	9.2(a)(ii)
Takeover Statutes	3.19
Termination Date	9.1(b)(ii)
Terminations	1.9

ARTICLE XI

GENERAL PROVISIONS

11.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for and subject to Section 7.5 and Section 9.4 and for those other covenants and agreements contained in this Agreement that by their express terms apply or are to be performed in whole or in part after the Effective Time.

11.2 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (provided that the transmission is followed up within one Business Day by dispatch pursuant to one of the other methods described herein), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to OSI2, to:

Oaktree Strategic Income II, Inc.

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

Attention:       Mary Gallegly

Email:            mgallegly@oaktreecapital.com

with a copy, which will not constitute notice, to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:       William G. Farrar / Melissa Sawyer

Email:             farrarw@sullcrom.com / sawyerm@sullcrom.com

If to OCSL or Merger Sub, to:

Oaktree Specialty Lending Corporation 333 South Grand Avenue 28th Floor
Los Angeles, CA 90071

Attention:	Mary Gallegly
Email:	mgallegly@oaktreecapital.com

with a copy, which will not constitute notice, to:

Kirkland & Ellis LLP 1301 Pennsylvania Avenue, NW
Washington, DC 20004

Attention:	William Tuttle / Erin Lett
Email:	william.tuttle@kirkland.com / erin.lett@kirkland.com

and

Stradley Ronon Stevens & Young, LLP 2000 K Street, NW, Suite 700
Washington, DC 20006

Attention:	Eric S. Purple
Email:	epurple@stradley.com

If to OFA, to:

Oaktree Fund Advisors, LLC 333 South Grand Avenue 28th Floor
Los Angeles, CA 90071

Attention:	Mary Gallegly
Email:	mgallegly@oaktreecapital.com

with a copy, which will not constitute notice, to:

Kirkland & Ellis LLP 1301 Pennsylvania Avenue, NW
Washington, DC 20004

Attention:	William Tuttle / Erin Lett
Email:	william.tuttle@kirkland.com / erin.lett@kirkland.com

Each such notice or other communication shall be effective upon receipt (or refusal of receipt).

11.3 Interpretation; Construction. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms “cash,” “dollars” and “$” mean United States dollars. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any term, provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such term, provision, covenant or restriction be enforced to the maximum extent permitted. The parties have jointly participated in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

11.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11.5 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

11.6 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed entirely within such state. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Court of Chancery of the State of Delaware, or if jurisdiction over the matter is vested exclusively in federal courts, the state or federal courts in the State of Delaware, and the appellate courts to which orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 11.6.

11.7 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.5, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

11.8 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the State of Delaware, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party hereto has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.9 Disclosure Schedule. Before entry into this Agreement, OCSL, OSI2 and OFA each delivered to the other party a schedule (the “OCSL Disclosure Schedule”, the “OSI2 Disclosure Schedule” and the “OFA Disclosure Schedule”, respectively, each, a “Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III, Article IV, or Article V, as applicable, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. Each Disclosure Schedule shall be numbered to correspond with the sections and subsections contained in this Agreement. The disclosure in any section or subsection of each Disclosure Schedule, shall qualify only (i) the corresponding section or subsection, as the case may be, of this Agreement, (ii) other sections or subsections of this Agreement to the extent specifically cross-referenced in such section or subsection thereof, and (iii) other sections or subsections of this Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections or subsections.

[Signature Page Follows]

IN WITNESS WHEREOF, OSI2, OCSL, Merger Sub and OFA have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

OAKTREE STRATEGIC INCOME II, INC.

By:	/s/ Armen Panossian
Name:	Armen Panossian
Title:	Chief Executive Officer

OAKTREE SPECIALTY LENDING CORPORATION

By:	/s/ Armen Panossian
Name:	Armen Panossian
Title:	Chief Executive Officer

PROJECT SUPERIOR MERGER SUB, INC.

By:	/s/ Mathew Pendo
Name:	Mathew Pendo
Title:	President

OAKTREE FUND ADVISORS, LLC

(Solely for the purposes of Section 2.6, Article V, Section 8.1(h) and Article XI)

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Managing Director

By:	/s/ Armen Panossian
Name:	Armen Panossian
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.1

Oaktree Specialty Lending Corporation and Oaktree Strategic Income II, Inc. Enter into Merger Agreement

LOS ANGELES, CA, September 15, 2022 – Oaktree Specialty Lending Corporation (NASDAQ:OCSL) (“OCSL”) and Oaktree Strategic Income II, Inc. (“OSI II”) today announced that they have entered into an agreement to merge together with OCSL as the surviving company, subject to stockholder approval and customary closing conditions. The Boards of Directors of both OCSL and OSI II, on the recommendation of separate special committees consisting only of certain independent directors, have unanimously approved the transaction.

Under the terms of the proposed merger, OSI II stockholders will receive an amount of shares of OCSL common stock with a net asset value (“NAV”) equal to the NAV of shares of OSI II common stock that they hold at the time of closing. The exchange ratio will result in an ownership split of the combined company based on the respective NAVs of each of OCSL and OSI II, each as determined shortly before closing. For illustrative purposes, based on June 30, 2022 NAVs and excluding transaction costs and tax-related distributions, OCSL would issue approximately 2.71 shares of its common stock for each share of OSI II common stock outstanding, resulting in pro forma ownership of 79.5% for current OCSL stockholders and 20.5% for current OSI II stockholders.

In support of the transaction, Oaktree Fund Advisors, LLC (“Oaktree”), the investment adviser for each of OCSL and OSI II, has agreed to waive $9.0 million of OCSL’s base management fees as follows: $6.0 million at a rate of $1.5 million per quarter (with such amount appropriately prorated for any partial quarter) in the first year following closing of the merger and $3.0 million at a rate of $750,000 per quarter (with such amount appropriately prorated for any partial quarter) in the second year following closing of the merger.

Armen Panossian, Chief Executive Officer and Chief Investment Officer of OCSL and OSI II and Chairman of OSI II, said, “We are delighted to announce the merger of OCSL and OSI II. Oaktree has managed both companies with similar investment mandates for several years, and, given the significant overlap in portfolio holdings, it makes sense to combine them. We look forward to leveraging the benefits of the combined company with greater scale and financial flexibility, while focusing on delivering the strong investment performance to which both sets of stockholders are accustomed.”

Key Transaction Highlights

•

The merger is expected to be accretive to the net investment income of the combined company, reflecting anticipated operational synergies through the elimination of duplicative expenses, interest expense savings resulting from a streamlined capital structure and the waiver of $9.0 million of base management fees.

•	The larger market capitalization following completion of the merger may result in greater secondary market trading liquidity and broader equity research coverage.

•	The combination of two known, complimentary portfolios – including over 97% of OSI II’s investments that overlap with those of OCSL – will help to facilitate a seamless portfolio integration.

•	The combined portfolio will result in improved portfolio metrics, including a reduced concentration of top-ten investment holdings.

•	The combined company is expected to have improved access to more diverse, lower cost sources of debt capital and may provide it with a better opportunity for further debt optimization.

•

On a pro-forma basis, the combined company had over $3 billion of assets invested in 158 portfolio companies as of June 30, 2022. The pro-forma investment portfolio is composed of 89% senior secured loans, 2% unsecured debt, 4% equity and 5% in joint venture interests. Credit quality of the combined portfolio is strong with no investments on non-accrual. On a pro-forma basis, the concentration of the top ten investments would be 21.8%, down from 22.6% and 23.6% for OCSL and OSI II, respectively.

•

Prior to the anticipated closing in the second fiscal quarter of 2023, each of the OCSL and OSI II Boards of Directors intends to declare and pay ordinary course quarterly distributions. Additionally, to the extent necessary, the OSI II Board of Directors intends to declare a special distribution that will represent any previously undistributed taxable income. This distribution will help ensure that OSI II maintains its regulated investment company status and avoids paying excise tax.

The combined company will continue to be externally managed by Oaktree and all current OCSL officers and directors will remain in their current positions. The combined company will trade under the ticker symbol “OCSL” on the Nasdaq Global Select Market.

The transaction, which is intended to be treated as a tax-free reorganization, is subject to approval by OCSL and OSI II stockholders and other customary closing conditions. The transaction is expected to close in the second fiscal quarter of 2023.

Houlihan Lokey served as financial advisor and Stradley Ronon Stevens & Young, LLP serves as the legal counsel to the special committee of OCSL. Keefe, Bruyette & Woods, a Stifel Company, served as financial advisor and Sullivan & Cromwell LLP serves as the legal counsel to OSI II and its special committee. Kirkland & Ellis LLP serves as the legal counsel to OCSL and Oaktree.

Conference Call

Oaktree will host a conference call to discuss this transaction today, September 15, 2022, at 11:00 a.m. Eastern Time / 8:00 a.m. Pacific Time. The conference call may be accessed by dialing (877) 507-3275 (U.S. callers) or +1 (412) 317-5238 (non-U.S. callers). All callers will need to reference “Oaktree” once connected with the operator. Alternatively, a live webcast of the conference call can be accessed through the Investors section of OCSL’s website, www.oaktreespecialtylending.com.

A presentation containing a discussion of this transaction will be referenced on the conference call and has been posted to the Investors sections of OCSL’s website and filed with the Securities and Exchange Commission (the “SEC”).

For those individuals unable to listen to the live broadcast of the conference call, a replay will be available on OCSL’s website, or by dialing (877) 344-7529 (U.S. callers) or +1 (412) 317-0088 (non-U.S. callers), access code 9719723, beginning approximately one hour after the broadcast.

About Oaktree Specialty Lending Corporation

Oaktree Specialty Lending Corporation (NASDAQ:OCSL) is a specialty finance company dedicated to providing customized one-stop credit solutions to companies with limited access to public or syndicated capital markets. OCSL’s investment objective is to generate current income and capital appreciation by providing companies with flexible and innovative financing solutions including first and second lien loans, unsecured and mezzanine loans, and preferred equity. OCSL is regulated as a business development company under the Investment Company Act of 1940, as amended, and is managed by Oaktree Fund Advisors, LLC, an affiliate of Oaktree Capital Management, L.P. For additional information, please visit OCSL’s website at www.oaktreespecialtylending.com.

About Oaktree Strategic Income II, Inc.

Oaktree Strategic Income II, Inc. is a specialty finance company focused on lending to small- and medium-sized businesses. OSI II’s investment objective is to generate current income and long-term capital appreciation by lending to and investing in the debt of public and private companies. OSI II is regulated as a business development company under the Investment Company Act of 1940, as amended, and is managed by Oaktree Fund Advisors, LLC, an affiliate of Oaktree Capital Management, L.P.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger of OSI II with and into OCSL (collectively, the “Mergers”). The forward-looking statements may include statements as to: future operating results of OSI II and OCSL and distribution projections; business prospects of OSI II and OCSL and the prospects of their portfolio companies; and the impact of the investments that OSI II and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OSI II and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of OSI II and OCSL or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OSI II’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OSI II’s and OCSL’s publicly disseminated documents and filings. OSI II and OCSL have based the forward-looking statements included in this press release on information available to them on the date of this press release, and they assume no obligation to update any such forward-looking statements. Although OSI II and OCSL undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OSI II and OCSL in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OSI II and OCSL plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and OCSL plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OCSL. The Joint Proxy Statement and the Registration Statement will each contain important information about OSI II, OCSL, the Mergers and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OSI II AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI II, OCSL, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com.

Participants in the Solicitation

OSI II, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OSI II is set forth in its proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on January 20, 2022. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in its proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on January 20, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OSI II and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OSI II, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates.

Contacts

Investor Relations:

Michael Mosticchio

(212) 284-7869

mmosticchio@oaktreecapital.com

Media Relations:

Financial Profiles, Inc.

Moira Conlon

(310) 478-2700

mediainquiries@oaktreecapital.com

Exhibit 99.2

OAKTREE
OCSL | Specialty Lending Corporation

SEPTEMBER 15, 2022

Exhibit 99.2 september 15, 2022 merger of oaktree specialty lending corporation (nasdaq: ocsl) and oaktree strategic income ii, inc. (“osi ii”)

Forward Looking Statements & Legal Disclosures Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (collectively, the “Mergers”) of Oaktree Strategic Income II, Inc. (“OSI II”) with and into Oaktree Specialty Lending Corporation (“OCSL”). The forward-looking statements may include statements as to: future operating results of OSI II and OCSL and distribution projections; business prospects of OSI II and OCSL and the prospects of their portfolio companies; and the impact of the investments that OSI II and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OSI II and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of OSI II and OCSL or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine); natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OSI II’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OSI II’s and OCSL’s publicly disseminated documents and filings. OCSL has based the forward-looking statements included in this presentation on information available to OCSL on the date of this presentation, and OCSL assumes no obligation to update any such forward-looking statements. Although OCSL undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OSI II and OCSL in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Unless otherwise indicated, data provided herein are dated as of June 30, 2022. 1

Forward Looking Statements & Legal Disclosures (continued) Additional Information and Where to Find It In connection with the Mergers, OSI II and OCSL plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and OCSL plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OCSL. The Joint Proxy Statement and the Registration Statement will each contain important information about OSI II, OCSL, the Mergers and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OSI II AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI II, OCSL, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com. Participants in the Solicitation OSI II, its directors, certain of its executive officers and certain employees and officers of Oaktree Fund Advisors, LLC and its affiliates (collectively, “Oaktree”) may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OSI II is set forth in its proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on January 20, 2022. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in its proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on January 20, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OSI II and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OSI II, OCSL or in any fund or other investment vehicle managed by Oaktree. 2

Expected to Deliver Significant Benefits to OCSL Stockholders Increased scale with Expected to be accretive $3+ billion of assets and to NII improved secondary market liquidity Increase in first lien investments Acquisition of a known, diversified portfolio with significant investment overlap that has been Greater access to more under Oaktree diverse and lower cost management sources of debt The board of directors of each of OCSL and OSI II have unanimously approved the Mergers and believe 1 that they will create significant value for stockholders of both companies 1 In connection with the consideration of a transaction, the board of directors of each of OCSL and OSI II established a special committee, consisting only of certain independent directors. The board of directors 3 of each of OCSL and OSI II unanimously approved the Mergers following the unanimous recommendation of the OCSL Special Committee and OSI II Special Committee, respectively.

Transaction Summary • OCSL to acquire 100% of OSI II in a stock-for-stock transaction, with shares of OSI II common stock to be exchanged for shares of OCSL common stock on a NAV-for-NAV basis merger structure • Merger will result in an ownership split of the combined company proportional to each of OCSL’s and OSI II’s respective net asset values • Combined company will continue to trade under the ticker symbol “OCSL” on the Nasdaq Global Select Market • $3.3 billion of total assets; $1.6 billion of net assets • 158 portfolio companies combined company • Pro forma net leverage of 1.01x debt-to-equity; no anticipated changes to OCSL’s target leverage ratio of 0.90x to 1.25x balance sheet • Flexible capital structure with no material near-term debt maturities • OCSL’s existing debt sources will remain outstanding and OSI II’s credit facilities will be assumed by OCSL • OCSL base management fee rate of 1.50% to remain unchanged • OCSL 17.5% incentive fee and 6% hurdle rate to remain unchanged fee structure • Oaktree has agreed to waive base management fees equal to $9 million for two years: $1.5 million per quarter (with such amount appropriately prorated for any partial quarter) in the first year following closing and $750,000 per quarter (with such amount appropriately prorated for any partial quarter) in the second year following closing • OCSL: Affirmative vote of a majority of votes cast where a quorum is present required approvals • OSI II: Affirmative vote of a majority of outstanding shares • Regulatory approvals and other customary closing conditions • Oaktree will continue to serve as the investment adviser of the combined company management & governance • OCSL’s officers and board of directors expected to remain unchanged • Expect to file a joint proxy statement / prospectus and registration statement before the end of calendar year 2022 anticipated timing • Anticipate closing in fiscal Q2 2023, subject to stockholder approval and satisfaction or waiver of other closing conditions As of June 30, 2022 4

OAKTREE
OCSL | Specialty Lending Corporation

Overview of OSI II

- Private, non-traded BDC that began investing in 2018
- Over $325 million of net assets as of June 30, 2022
- Managed by Oaktree's Strategic Credit strategy, the same team that manages OCSL
- Has substantially similar investment focus as OCSL
- Strong performance since inception:
  - 9.3% return on net investment income over trailing twelve months
  - No investments currently on non-accrual status
  - 9.4% dividend yield[1]

PORTFOLIO CHARACTERISTICS

(At fair value)

$567mm TOTAL INVESTMENTS	115 PORTFOLIO COMPANIES
9.4% WEIGHTED AVERAGE YIELD ON DEBT INVESTMENTS	92% FLOATING RATE DEBT PORTFOLIO
97% SENIOR SECURED DEBT INVESTMENTS	0 NON-ACCRUALS

PORTFOLIO COMPOSITION

(As % of total portfolio at fair value, $ in millions)

3%
13%
84%
First Lien – $477
Second Lien – $73
Unsecured – $2
Equity – $14

INDUSTRY COMPOSITION

As of June 30, 2022

5

Overview of OSI II portfolio characteristics • Private, non-traded BDC that began investing in 2018 (At fair value) • Over $325 million of net assets as of June 30, 2022 • Managed by Oaktree’s Strategic Credit strategy, the same team $567mm 115 that manages OCSL total investments portfolio companies • Has substantially similar investment focus as OCSL • Strong performance since inception: 9.4% 92% weighted average yield on floating rate – 9.3% return on net investment income over trailing twelve debt investments debt portfolio months – No investments currently on non-accrual status 97% 0 1 – 9.4% dividend yield senior secured non-accruals debt investments portfolio composition industry composition (As % of total portfolio at fair value, $ in millions) (As % of total portfolio at fair value; based on GICS sub-industry classification) 3% Application Software 19.7% Pharmaceuticals 5.3% First Lien – $477 13% Biotechnology 4.1% Construction & Engineering Second Lien – $73 3.7% Industrial Machinery 3.6% Unsecured – $2 Aerospace & Defense 3.1% Fertilizers & Agricultural Chemicals 3.1% Equity – $14 84% Internet & Direct Marketing Retail 3.1% Health Care Technology 3.1% Personal Products 2.9% As of June 30, 2022 1 Dividend yield reflects the latest declared distribution annualized dividend by the last reported NAV. 5

Strategic Rationale 1 • Combined company will have more than $3 billion of total assets and over $1.5 billion of net assets increased scale Increased Scale and and secondary Secondary Market • Larger market capitalization may lead to broader equity research coverage to reach a larger set of investors market liquidity Liquidity • Potential for greater trading liquidity, providing path toward increased institutional ownership 2 • Combination of two known, complimentary investment portfolios that have been under Oaktree management improved portfolio Enhanced metrics and • Significant investment overlap as over 97% of OSI II’s portfolio investments are also in OCSL’s portfolio Diversification via seamless portfolio Seamless Portfolio 1 • Increase in first lien investments as 84% of OSI II’s portfolio is first lien vs. 70% of OCSL’s portfolio integration Integration • Strong credit quality in combined portfolio with no investments on non-accrual 3 • Larger scale of OCSL may improve access to more diverse, lower cost sources of debt capital greater access to Enhanced Access to debt capital markets • OSI II stockholders expected to benefit from OCSL’s lower cost, more flexible capital structure including Debt Capital Markets investment grade credit ratings and unsecured debt 4 anticipated to be • Expected to be accretive to NII per share for both OCSL and OSI II stockholders Accretive to Net accretive to net Investment Income • The combined company is expected to recognize expense savings through cost and operational synergies investment income Oaktree believes that combining OCSL and OSI II will create significant value for stockholders of both companies by realizing the benefits of increased scale As of June 30, 2022 1 At fair value. 6

OAKTREE
OCSL | Specialty Lending Corporation

TOP 20 PUBLICLY TRADED BDCS BY TOTAL ASSETS

($ in millions)
$25,000
20,000
15,000
10,000
5,000
0
$21,797
$17,189
$13,088
$10,383
$7,663
$5,770
$3,826
$3,678
$3,405
$3,294
$2,870
$2,829
$2,689
$2,635
$2,580
$2,426
$2,392
$2,046
$1,875
$1,873
$1,431
$604 million of additional assets
ARCC
FSK
ORCC
BXSL
PSEC
GBDC
MAIN
GSBD
NMFC
Pro Forma OCSL[1]
HTGC
BBDC
OCSL
MFIC
TSLX
BCSF
SLRC
CGBD
CION
TCPC
PNNT

7

The Combination of OCSL and OSI II Would Create a Top Ten Publicly-Traded BDC by Total Assets top 20 publicly traded bdcs by total assets ($ in millions) $25,000 20,000 15,000 $21,797 10,000 $17,189 $13,088 $604 million of $10,383 5,000 additional assets $7,663 $5,770 $3,826 $3,678 $3,405 $3,294 $2,870 $2,829 $2,689 $2,635 $2,580 $2,426 $2,392 $2,046 $1,875 $1,873 $1,431 0 ARCC FSK ORCC BXSL PSEC GBDC MAIN GSBD NMFC Pro HTGC BBDC OCSL MFIC TSLX BCSF SLRC CGBD CION TCPC PNNT Forma 1 OCSL The pro forma company would have nearly $3.3 billion of total assets As of June 30, 2022 Source: Refinitv BDC Collateral 1 Pro Forma OCSL based on combining total assets of OCSL and OSI II as of June 30, 2022. 7

Larger BDCs are Generally More Liquid market capitalization and 3-month average daily trading volume ($) ($ in millions) $12,000 $60 50 10,000 40 8,000 30 6,000 20 4,000 10 2,000 0 0 -10 ARCC FSK ORCC BXSL MAIN PSEC GBDC HTGC GSBD Pro TSLX NMFC OCSL BBDC BCSF SLRC MFIC TCPC CGBD CION PNNT Forma 1 OCSL A larger market capitalization may improve OCSL’s secondary market trading liquidity, making the stock more attractive to institutional investors Trading data as of September 13, 2022 Source: S&P Capital IQ, company websites. Note: Comp set composed of top-20 publicly-traded BDCs by total assets as of June 30, 2022. 1 Pro Forma OCSL based on applying OCSL’s current price to NAV multiple to OSI II’s NAV as of June 30, 2022, excluding the impact of expenses related to the Mergers or any tax-related distributions. 8 Market Cap 3-Month Daily Trading Volume ($)

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Improved Metrics Resulting From the Combined Investment Portfolio

PORTFOLIO DIVERSIFICATION

(At fair value unless otherwise noted, $ in thousands)

Assets by Type

- First Lien
- Second Lien
- Unsecured
- Equity
- Joint Venture Interests

2%
4%
7%
17%
70%

3%
13%
84%

2%
4%
5%
16%
73%

Industry Diversification[1]

- Application Software
- JV Interests
- Pharmaceuticals
- Data Processing & Outsourced Services
- Biotechnology
- Health Care Technology
- Construction & Engineering
- Industrial Machinery
- Aerospace & Defense
- Other

15.7%
6.6%
4.7%
4.4%
4.0%
3.8%
60.8%

19.7%
5.3%
4.1%
3.7%
3.6%
3.1%
60.5%

16.4%
5.4%
4.8%
4.1%
4.0%
3.6%
61.6%

As of June 30, 2022

[1] Based on GICS sub-industry classification.

9

Improved Metrics Resulting From the Combined Investment Portfolio portfolio diversification (At fair value unless otherwise noted, $ in thousands) ocsl osi ii combined Investments at Fair Value $2,565,388 $566,676 $3,132,064 Top 10 Investments (%) 22.6% 23.6% 21.8% Number of Portfolio Companies 151 115 158 Non-Accruals at Cost (%) - - - Assets by Type 3% 4% 4% 2% 2% 5% 7% First Lien 13% Second Lien 16% 17% Unsecured Equity 70% 73% 84% Joint Venture Interests 1 Industry Diversification Application Software JV Interests 15.7% 16.4% 19.7% Pharmaceuticals 5.4% 6.6% Data Processing & Outsourced Services 5.3% Biotechnology 4.8% 4.7% Health Care Technology 4.1% 60.5% 61.6% 60.8% 4.1% 4.4% Construction & Engineering 3.7% 4.0% Industrial Machinery 4.0% 3.6% Aerospace & Defense 3.6% 3.8% 3.1% Other As of June 30, 2022 1 Based on GICS sub-industry classification. 9

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Significant Portfolio Overlap

INVESTMENT OVERLAP[1]

(At fair value, $ in millions)

OCSL	OSI II

Non-Overlapping Investments, 14%
Overlapping Investments, 86%

Non-Overlapping Investments, 3%
Overlapping Investments, 97%

	OCSL Fair Value	OCSL % Portfolio	OSI II Fair Value	OSI II % Portfolio
Overlapping Investments	$2,058	86%	$552	97%
Non-Overlapping Investments	337	14	15	3
Total Investments	**$2,396**		**$567**	

10

Significant Portfolio Overlap 1 investment overlap (At fair value, $ in millions) ocsl osi ii Non-Overlapping Non-Overlapping Investments, 3% Investments, 14% Overlapping Overlapping Investments, 86% Investments, 97% Fair Value % Portfolio Fair Value % Portfolio Overlapping Investments $2,058 $552 86% 97% Non-Overlapping Investments 337 15 14 3 Total Investments $2,396 $567 Substantial investment overlap will help facilitate a seamless portfolio integration As of June 30, 2022 Note: Numbers may not sum due to rounding. 10 1 Excludes OCSL’s investments in the Kemper JV and the Glick JV.

Opportunity for Debt Optimization the merger of ocsl and osi ii is expected to optimize financing costs • Larger scale may improve access to more diverse, lower cost sources of debt capital • Ability to consolidate existing borrowing facilities • Combined company is expected to benefit from OCSL’s investment grade credit ratings and ability to access unsecured debt markets comparative debt mix ($ in millions) ocsl osi ii combined Total Funded Debt $1,395 $270 $1,665 Total Committed Debt 1,850 316 2,160 Net Assets 1,264 325 1,589 Cash 34 21 55 Net Leverage Ratio 1.08x 0.76x 1.01x Funding Mix 2% 12% 12% Unsecured Notes 24% 39% Revolving Credit Facilities 47% SPV Funding Facilities 41% 86% Secured Borrowings 37% 11 As of June 30, 2022

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Anticipated to be Accretive to Net Investment Income

POTENTIAL COST SYNERGIES

STREAMLINED CAPITAL STRUCTURE ESTIMATED TO SAVE $0.2 TO $0.3 MILLION ANNUALLY

ESTIMATED ANNUAL OPERATING EXPENSE SAVINGS[1]

($ in millions)

$1.4 million
in operating expense savings
$14
12
10
8
6
4
2
0
$11.9
$2.6
$9.3
$10.5
OCSL + OSI II Standalone
Pro Forma
OCSL
OSI II

	OCSL	OSI II	Combined
Expense Ratio[2]	0.35%	0.42%	0.32%

As of June 30, 2022

12

Anticipated to be Accretive to Net Investment Income 1 potential cost synergies estimated annual operating expense savings ($ in millions) $1.4 million operational synergies through the in operating expense $14 elimination of expenses totaling an savings $11.9 estimated $1.4 million annually 12 $10.5 $2.6 10 8 streamlined capital structure estimated to 6 save $0.2 to $0.3 million annually $9.3 4 2 0 management fee waiver of $9 million over OCSL + OSI II Standalone Pro Forma two years ($6 million in year one, $3 OCSL OSI II million in year two) immediately following closing of merger OCSL OSI II Combined 2 Expense Ratio 0.35% 0.42% 0.32% As of June 30, 2022 1 OCSL and OSI II standalone operating expenses include professional fees, administrator expense, general and administrative expenses and directors fees over the trailing twelve-month period ended June 30, 2022. 2 Represents operating expenses (professional fees, administrator expense, general and administrative expenses and directors fees) over the trailing twelve-month period ended June 30, 2022 as a percentage of 12 average total assets over the same time period.

Conclusion increased scale and secondary market liquidity potential improved portfolio metrics and seamless portfolio integration greater access to debt capital markets anticipated to be accretive to net investment income 13

Appendix

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Appendix

Appendix I: Total Merger Consideration 1 merger consideration highlights illustrative example ($ and share amounts in millions, except per share data) Total merger consideration will be based on the net asset values of OCSL and OSI II $18.69 $6.89 osi ii nav ocsl nav • OCSL to acquire 100% of OSI II in a stock-for-stock per share per share transaction, with shares of OSI II common stock to be exchanged for shares of OCSL common stock on a NAV-for-NAV basis 2.71x • Mergers will result in an ownership split of the combined company proportional to each of OCSL’s exchange ratio and OSI II’s respective net asset values • At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax- (Total NAV and shares in millions) OSI II OCSL Combined related distributions Total NAV $325 $1,264 $1,589 Shares Outstanding 17.4 183.4 230.6 NAV Per Share $18.69 $6.89 $6.89 1 Based on net asset values as of June 30, 2022. Net asset values do not include the impact of expenses related to the Mergers or any tax-related distributions. Final merger NAV will be determined within 48 15 hours prior to closing (excluding Sundays and Holidays).

Appendix II: OCSL & OSI II Comparison portfolio and balance sheet metrics (At fair value, $ in thousands) OCSL OSI II Combined Company Portfolio: Investments at Fair Value $2,565,388 $566,676 $3,132,064 Top 10 Investments (%) 22.6% 23.6% 21.8% Number of Portfolio Companies 151 115 158 First Lien (%) 70% 84% 73% Second Lien (%) 17% 13% 16% Unsecured (%) 3% 0% 2% Equity (%) 4% 3% 4% Joint Venture Interests (%) 7% - 5% Non-Accruals at Cost - - - Balance Sheet: Total Assets $2,689,378 $604,196 $3,293,574 Cash and Cash Equivalents $34,306 $21,175 $55,481 1 Total Debt Outstanding $1,356,606 $269,802 $1,626,408 Net Assets $1,263,529 $325,280 $1,588,809 Total Debt to Equity Ratio 1.10x 0.83x 1.05x Net Debt to Equity Ratio 1.08x 0.76x 1.01x 1 Unsecured Borrowings (%) 47% - 39% As of June 30, 2022 16 1 Net of unamortized financing costs.